As filed with the Securities and Exchange Commission on July 31, 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SciClone Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3116852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

901 Mariner’s Island Blvd., Suite 205

San Mateo, California 94404
(650) 358-3456
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard A. Waldron

Chief Financial Officer
SciClone Pharmaceuticals, Inc.
901 Mariner’s Island Blvd., Suite 205
San Mateo, California 94404
(650) 358-3456
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Howard Clowes, Esq. Gray Cary Ware & Freidenrich LLP 153 Townsend St., Suite 800 San Francisco, California 94107 (415) 836-2500	Alan C. Mendelson, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 463-4600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price(1)(2)	Registration Fee

Common Stock (no par value)	6,900,000 shares	$7.94	$54,786,000	$4,433

(1)	Includes 900,000 shares which may be sold upon exercise of the underwriters’ over-allotment option.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the registrant’s common stock on The Nasdaq National Market on July 30, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated July 31, 2003

6,000,000 Shares

SciClone Pharmaceuticals, Inc.

Common Stock

      We are selling all of the 6,000,000 shares of common stock offered by this prospectus.

      Our common stock is quoted on The Nasdaq National Market under the symbol “SCLN.” On July 30, 2003, the last reported sale price of our common stock on The Nasdaq National Market was $7.91 per share.

      Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

      The underwriters may also purchase from us up to an additional 900,000 shares of our common stock at the public offering price less the underwriting discounts, to cover over-allotments, if any, within 30 days of the date of this prospectus.

Jefferies & Company, Inc.

Harris Nesbitt Gerard	RBC Capital Markets

The date of this prospectus is                 , 2003.

      You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time after the date of this prospectus.

TABLE OF CONTENTS

Prospectus Summary	1
The Offering	5
Summary Consolidated Financial Data	6
Risk Factors	7
Forward-Looking Statements	18
Use of Proceeds	18
Market Price of Common Stock	19
Dividend Policy	19
Capitalization	20
Dilution	21
Selected Consolidated Financial Data	22
Management’s Discussion and Analysis of Financial Condition and Results of Operations	23
Business	30
Management	44
Principal Stockholders	47
United States Federal Income Tax Consequences to Non-United States Holders	49
Underwriting	51
Legal Matters	53
Experts	53
Where You Can Find More Information	54
Incorporation of Certain Documents by Reference	54
Index to Consolidated Financial Statements	F-1

PROSPECTUS SUMMARY

      The items in the following summary are described in more detail later in this prospectus or in documents incorporated by reference in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set forth in this prospectus, the financial statements and the information incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of many factors, including those described under the heading “Risk Factors” and elsewhere in this prospectus.

SciClone Pharmaceuticals, Inc.

      SciClone Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the development and commercialization of therapeutics to treat life-threatening diseases. We are currently evaluating our lead product, ZADAXIN, in several late stage clinical trials for the treatment of patients with the hepatitis C virus, or HCV, the hepatitis B virus, or HBV, and certain types of cancer. Our primary focus is the successful completion of our two ongoing ZADAXIN phase 3 HCV clinical trials in the United States. We believe the worldwide market for HCV therapies was approximately $2.5 billion in 2002 and will exceed $8 billion in 2012. Nearly half of all HCV patients who undergo the current standard of care of pegylated interferon alpha and ribavirin fail to respond. We have designed our two ongoing U.S. phase 3 clinical trials to demonstrate that ZADAXIN, in combination with pegylated interferon alpha, is effective in treating HCV patients who have not responded to prior HCV therapies. We expect to complete enrolling patients in the two phase 3 clinical trials in the fourth quarter of 2003 and the first quarter of 2004, respectively, and expect all patients to have completed therapy and the follow-up period by the second half of 2005. ZADAXIN is the only non-interferon based new drug that we know of currently in phase 3 HCV clinical trials in the United States. If approved by the Food and Drug Administration, or FDA, we expect ZADAXIN to complement existing HCV therapies and to expand the HCV market opportunity.

      In addition to the HCV trials, we are also evaluating ZADAXIN in a recently completed phase 3 hepatitis B clinical trial in Japan, an ongoing phase 2 malignant melanoma clinical trial in Europe with our exclusive European marketing partner, Sigma-Tau, and two ongoing phase 2 pilot studies in the United States for the treatment of liver cancer. Our other drug development candidates include SCV-07, a potentially orally available therapeutic to treat viral and infectious diseases, and other products to treat cystic fibrosis.

      We recently completed a phase 3 clinical trial in Japan, using ZADAXIN as a therapy for patients chronically infected with HBV. We believe the data reported from this trial show that ZADAXIN administered as a monotherapy could be a safe and effective addition to therapies currently available in Japan for the treatment of hepatitis B. We intend to use these data as the basis for a regulatory filing in Japan for the treatment of chronic hepatitis B.

      In Europe, we are working with Sigma-Tau for the development and commercialization of ZADAXIN. We and Sigma-Tau intend to use data from our U.S. phase 3 HCV clinical trials, if they are positive, to pursue regulatory approval for ZADAXIN for this indication in Europe. In addition, Sigma-Tau is evaluating ZADAXIN in Europe in a phase 2 malignant melanoma clinical trial.

      ZADAXIN has been approved for sale in China for the treatment of HBV and by the ministries of health in over 30 countries for various antiviral and oncological indications. We estimate that ZADAXIN has been administered to over 10,000 patients to date in both clinical and commercial use, alone and in combination with antiviral and anticancer drugs, without producing any reported ZADAXIN-specific significant side effects or toxicities.

      ZADAXIN is a synthetic preparation of a naturally occurring peptide known as thymosin alpha 1, also known as thymalfasin. We have maintained exclusive commercial and marketing rights to ZADAXIN for all indications in the United States. We have patents relating to the use of ZADAXIN as a therapy for HCV that do not expire until 2015 in the United States and until 2012 in Japan and the major commercial markets in Europe. We also have patents relating to the use of ZADAXIN in Japan as a therapy for HBV that do not expire until 2012.

ZADAXIN Treatment for Hepatitis C

      HCV is one of the world’s most prevalent blood borne chronic infectious diseases, and there is currently no approved or available vaccine to prevent HCV infection. The World Health Organization estimates that 170 million people are infected with HCV worldwide, including, according to Datamonitor, 10 million in the three major pharmaceutical markets — the United States, Europe and Japan. The National Institutes of Health estimate that in the U.S. alone 4 million people are infected with HCV. HCV generally attacks the liver and, if not successfully treated, often leads to more serious complications, including cirrhosis of the liver, liver failure and liver cancer. Often, people with HCV are not aware that they have the disease since symptoms at the onset of infection are generally mild. As a result, despite the relatively high prevalence of HCV, Datamonitor estimates that only 195,000 people infected with HCV in the United States were treated for the virus in 2001. Typically, liver damage develops gradually over a period of as much as 20 years or more before serious symptoms of the disease become apparent. Given the slow progression of the disease and the relatively high rate of infection prior to the implementation of the screening of the blood supply for HCV in the early 1990’s, the number of individuals seeking treatment for HCV is expected to increase significantly over the next several years. The current standard of care for HCV patients of pegylated interferon alpha and ribavirin is effective in just over half of all treated patients and the side effect profile is severe. Those patients who fail current therapy (non-responders) seldom respond to re-treatment with the same therapy.

      We are developing ZADAXIN in combination with pegylated interferon alpha to be the first FDA approved therapy for the treatment of HCV in non-responders. We are currently conducting two phase 3 HCV clinical trials in the United States using ZADAXIN in combination with pegylated interferon alpha as a therapy for non-responders. The PEGASYS brand of pegylated interferon alpha for both trials is being provided at no cost to us by F. Hoffmann La-Roche, which receives the right to use the data resulting from the trials but does not receive any marketing rights to ZADAXIN or the combination therapy. If this combination therapy is approved by the FDA, we believe ZADAXIN also could be beneficial in combination with the current standard of care (pegylated interferon alpha with or without ribavirin) as a first course of therapy for all HCV patients. In addition, we intend to use data from our clinical trials, if they are positive, to pursue regulatory approval for ZADAXIN for HCV in Europe with Sigma-Tau and for HCV in Japan.

ZADAXIN Treatment for Hepatitis B

      The World Health Organization estimates that more than 350 million people worldwide are chronically infected with the hepatitis B virus. There are effective HBV vaccines that account for the relatively low incidence of the virus in certain markets, such as the United States which has an estimated 1.3 million people chronically infected. However, in many areas of the world, particularly in Asia, the virus is highly prevalent. According to Datamonitor, the worldwide market for HBV therapeutics was $325 million in 2001 and is expected to increase to over $1.5 billion in 2010. We believe significant pharmaceutical markets for HBV therapy exist in Japan, China, Southern Europe and the Middle East based on the prevalence of HBV and the economic demographics in these territories. In Japan alone, Datamonitor estimates that there are 3.7 million chronically infected HBV carriers.

      On June 25, 2003, we announced results from our ZADAXIN phase 3 hepatitis B trial in Japan. Efficacy measurements showed 20% of patients demonstrated a sustained seroconversion, defined by the loss of the hepatitis B virus e-antigen and the development of antibody to the e-antigen. Patients with chronic hepatitis B who demonstrate a sustained seroconversion are widely considered to be cured of their chronic hepatitis B. We believe the results of this study compare favorably to the published data from other approved HBV therapies. Lamivudine, one of the most widely-used drugs for the treatment of HBV, produced a sustained seroconversion of the HBV e-antigen in 16% of Asian patients after 12 months of therapy. In a separate study, adefovir dipivoxil, a HBV therapy recently approved in the United States and Europe but not in Japan, produced a sustained seroconversion of the HBV e-antigen in 12% of patients after 12 months of therapy. The lamivudine and adefovir dipivoxil studies had different treatment regimens from our Japanese trial. Comparisons between trials conducted under different conditions may be useful but are not conclusive as to relative therapeutic benefits. We believe the positive data reported from our clinical trial show that ZADAXIN administered as a monotherapy could be a safe and effective addition to therapies currently available in Japan for the treatment of hepatitis B. We intend to use this data as the basis for a regulatory filing in Japan for the treatment of chronic hepatitis B.

      ZADAXIN has been approved in China as a therapy for HBV, and sales of ZADAXIN in China have comprised a large majority of our revenue to date.

ZADAXIN Treatment in Oncology

      We believe that ZADAXIN’s mechanism of action and highly specific role in activating and directing an immune response makes it a potential therapeutic for various cancers, including malignant melanoma and liver cancer. As a result, we are currently developing ZADAXIN for the treatment of various cancer indications. Sigma-Tau is currently enrolling patients in a phase 2 malignant melanoma clinical trial in Europe designed to demonstrate a clinical benefit from using ZADAXIN in combination with standard chemotherapy. In addition, we are conducting two phase 2 pilot studies to explore the use and effectiveness of ZADAXIN in other cancer indications including liver cancer. We believe that oncology may be a major market opportunity for ZADAXIN.

Other Drug Development Programs

      Although most of our resources and efforts are concentrated on developing ZADAXIN, our additional product development opportunities include a potentially orally administered therapeutic to treat viral and infectious diseases and products to address the protein-based disorder that causes cystic fibrosis.

Our Strategy

      Our objective is to be a leader in the development and commercialization of novel drugs that can be effective primarily in the treatment of infectious diseases and cancer. We plan to pursue this objective by:

•	Successfully commercializing ZADAXIN in the United States. We have retained all of the commercialization rights to ZADAXIN in the United States. We will continue to evaluate a number of strategic options with respect to commercializing this product if it is approved by the FDA for marketing in the United States. These may include developing or contracting a professional sales force or licensing certain rights to ZADAXIN to a pharmaceutical company. Should the U.S. phase 3 clinical trial results be favorable, we believe that our ability to negotiate attractive financial terms will be enhanced.

•	Continuing to expand sales of ZADAXIN in countries outside the United States. We intend to continue to expand sales of ZADAXIN worldwide for indications for which we are currently approved and for other indications for which we are seeking approval, including HCV, HBV and certain cancers. In the European Union, we intend to pursue clinical development, obtain regulatory approvals and commercialize ZADAXIN, initially in cancer and HCV, through our exclusive marketing partner, Sigma-Tau. In Japan, we intend to use our recent HBV clinical trial data to apply for regulatory approval for ZADAXIN in that country. We intend to seek approvals and expand marketing opportunities for our products in major markets in the developing world through our international marketing subsidiary.

•	Developing new delivery technologies for ZADAXIN. We intend to identify and develop new delivery technologies for ZADAXIN in order to enhance its use, strengthen our proprietary position, and extend the exclusivity period for ZADAXIN as a treatment for HCV in combination with current and future therapies.

•	Focusing our resources on developing late-stage products. We focus our financial resources on the late-stage clinical development of our products. In doing so, we seek to leverage the resources and expertise of others by contracting with clinical research organizations and contract manufacturers for ZADAXIN in both Europe and the United States. We manage our international sales operations to generate funding for the late-stage development of our products rather than devoting these and other resources to early stage discovery and product development.

•	Selectively in-licensing or acquiring new products. We intend to further leverage our core expertise in immunology and cancer by selectively in-licensing or acquiring product development candidates in the areas of infectious disease and cancer. We specifically focus on in-licensing or acquiring products in pre-clinical or later stages of development that we can rapidly exploit through our development expertise.

      Our principal executive offices are located at 901 Mariner’s Island Blvd., Suite 205, San Mateo, California 94404. The telephone number of our principal executive offices is (650) 358-3456.

      Our logo, our name and the name of our products named in this prospectus, including without limitation “SciClone” and “ZADAXIN,” are the trademarks, trade names or service marks of SciClone Pharmaceuticals, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

      As used in this prospectus, the terms “we,” “us,” “our,” the “Company” and “SciClone” means SciClone Pharmaceuticals, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term “common stock” means our common stock, $0.001 par value per share.

      On July 28, 2003, we announced that our reincorporation in Delaware was completed, including the elimination of cumulative voting, elimination of the right of stockholders to vote by written consent and an increase in the threshold of shares required to call a stockholder meeting. In connection with our reincorporation, we terminated our shareholder rights plan. Except as otherwise indicated, all information in this preliminary prospectus gives effect to our reincorporation.

The Offering

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	44,257,025 shares

Use of proceeds	We intend to use a portion of the net proceeds for clinical trials for ZADAXIN and for advancing the development of our pre-clinical candidates. The balance of the net proceeds will be used for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or in-license other pre-clinical or clinical product candidates that complement our existing business, although we have no present agreements to do so.

Nasdaq National Market symbol	“SCLN”

      The number of shares of our common stock to be outstanding after this offering in the table above is based on 38,257,025 shares outstanding as of June 30, 2003 and excludes, as of that date:

•	1,008,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.53 per share;

•	684,140 shares of common stock issuable upon conversion of outstanding convertible notes at a weighted average conversion price of $8.19 per share;

•	684,140 additional shares of common stock issuable upon conversion of convertible notes which the holder of the outstanding convertible notes has the right to purchase. The weighted average conversion price of these convertible notes, if issued, would be $12.10 per share;

•	5,689,963 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $4.96 per share; and

•	1,736,000 additional shares of common stock reserved for future issuance under our stock option and stock purchase plans.

      Unless otherwise specifically stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

      You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes beginning on page F-1. The as adjusted balance sheet data reflect the sale of 6,000,000 shares of our common stock at an assumed public offering price of $7.91 per share in this offering and our receipt of the estimated net proceeds from the offering.

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(Unaudited)

	(In thousands, except share and per share data)
Consolidated statement of operations data
Total revenues	$15,357	$13,831	$17,772	$8,220	$21,655
Cost of product sales	3,113	2,742	3,487	1,607	3,947

Gross margin	12,244	11,089	14,285	6,613	17,708
Operating expenses:
Research and development	4,182	8,561	11,647	6,297	8,091
Sales and marketing	7,720	8,764	8,724	4,074	5,254
General and administrative	3,538	3,897	3,902	1,947	2,047

Total operating expenses	15,440	21,222	24,273	12,318	15,392

Income (loss) from operations	(3,196)	(10,133)	(9,988)	(5,705)	2,316
Income from payment on note receivable from former officer	400	3,497	—	—	—
Interest and investment income	1,066	751	323	152	96
Interest and investment expense	(36)	(334)	(361)	(180)	(181)
Other income (expense), net	49	(13)	(11)	(15)	31

Net income (loss)	$(1,717)	$(6,232)	$(10,037)	$(5,748)	$2,262

Basic net income (loss) per share	$(0.06)	$(0.19)	$(0.29)	$(0.17)	$0.06

Diluted net income (loss) per share	$(0.06)	$(0.19)	$(0.29)	$(0.17)	$0.06

Weighted average shares used in computing:
Basic net income (loss) per share	29,904,924	32,356,287	35,002,003	33,092,358	37,497,477

Diluted net income (loss) per share	29,904,924	32,356,287	35,002,003	33,092,358	39,338,964

	June 30, 2003

		As
	Actual	Adjusted

	(In thousands,
	unaudited)
Consolidated balance sheet data
Cash, cash equivalents and short-term investments	$26,372	$70,234
Working capital	36,133	79,995
Total assets	44,474	88,336
Convertible notes payable	5,600	5,600
Total shareholders’ equity	30,747	74,609

RISK FACTORS

      An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, to evaluate an investment in the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we are unable to commercialize ZADAXIN in various markets for multiple indications, particularly in the United States for the treatment of HCV, our business will be harmed.

      Our ability to achieve and sustain operating profitability depends in large part on our ability to commence, execute and complete clinical programs and obtain additional regulatory approvals, for ZADAXIN and other drug candidates, particularly in the United States, Europe and Japan. We are also dependent on our ability to increase ZADAXIN sales in existing markets and launch ZADAXIN in new markets. In particular, our ability to achieve and sustain profitability will depend in large part on our ability to commercialize ZADAXIN for the treatment of HCV in the United States. We cannot assure you that we will achieve significant levels of sales or that we will receive approval for ZADAXIN for the treatment of HCV in the United States or for the treatment of HCV or other indications in other countries. If we are unable to do so, our business will be harmed.

If we do not obtain regulatory approval for ZADAXIN for the intended indications that we are evaluating, our revenues will be limited and we will not become profitable.

      Our ability to execute on our business strategy requires that we obtain regulatory approval for the use of ZADAXIN, particularly for the treatment of HCV in the United States, both HBV and HCV in Japan and both HCV and malignant melanoma in Europe. If our current phase 3 trials in the United States and current and future trials in Europe yield favorable results, we intend to submit applications for marketing approval of ZADAXIN for the treatment of HCV in the United States and through our partner, Sigma-Tau, for the treatment of HCV and malignant melanoma in Europe. Based on the results of our recently completed phase 3 trial in Japan, we intend to submit a regulatory filing for the treatment of HBV in Japan. The regulatory approval process in the United States, Europe and Japan is demanding and typically requires 12 months or more in the United States and 18 months or more in Europe and Japan from the date of submission of a New Drug Application. We have committed significant resources, including capital and time, to develop ZADAXIN, particularly for HCV in the United States, with the goal of obtaining such approvals. If we do not obtain these approvals, we will be unable to achieve any substantial increase in our revenue.

      All new drugs, including our products, which have been developed or are under development are subject to extensive and rigorous regulation by the FDA and comparable agencies in state and local jurisdictions and in foreign countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, importation, advertising, promotion, sale and distribution of our products. These regulations may change from time to time and new regulations may be adopted.

      Obtaining regulatory approval in developing countries is also time-consuming and expensive. In some countries where we are contemplating marketing and selling ZADAXIN, the regulatory approval process often relies on prior approvals obtained in the United States, Europe or Japan. Without such prior approvals, our ability to obtain regulatory approvals for ZADAXIN in these countries may be delayed or prevented. In addition, to secure these regulatory approvals, we will need, among other things, to demonstrate favorable results from additional clinical trials of ZADAXIN. Even if we are able to complete the clinical trials we have sponsored or are planning in a timely or cost-effective manner, these trials may not fulfill the applicable regulatory approval criteria, in which case we will not be able to obtain regulatory approval in these countries. We cannot assure you that we will ultimately obtain regulatory approvals in our targeted countries in a timely and cost-effective manner or at all. If we fail to obtain the required regulatory approvals to develop, market and sell our products in countries where we currently do not have such rights, our revenues will be limited.

      Satisfaction of government regulations may take several years and the time needed to satisfy them varies substantially based on the type, complexity and novelty of the pharmaceutical product. As a result, government regulation may cause us to delay the introduction of, or prevent us from marketing, our existing or potential products for a considerable period of time and impose costly procedures upon our activities. Even if we obtain regulatory approval for our products, such approval may impose limitations on the indicated uses for which our products may be marketed. Unsatisfactory data resulting from clinical trials may also adversely affect our ability to market and sell ZADAXIN in markets where it is approved for sale.

If the results of our clinical trials are not favorable, we will be unable to obtain regulatory approval for the intended indications we are evaluating.

      To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug is safe and effective for the applicable disease. We cannot depend on data from prior trial results to predict or demonstrate that our drug products are safe and efficacious under regulatory guidelines to qualify for commercial sale. We cannot assure you, nor can you rely on our previous clinical trial results to predict, that our ongoing or future clinical trials will yield favorable results. Adverse or inconclusive clinical results would prevent us from filing for regulatory approval of ZADAXIN for the indications that we are evaluating, and our current programs in those areas would fail.

      We are currently conducting phase 3 clinical trials based on the use of ZADAXIN in combination with pegylated interferon alpha for the treatment of HCV patients who did not previously respond to treatment. We cannot assure you that these phase 3 clinical trials will yield sufficient or adequate data to demonstrate appropriate safety and efficacy under FDA guidelines. Any failure to obtain sufficient or adequate data could delay or prevent us from securing FDA approval. In the past, Alpha 1 Biomedical, from which we acquired certain rights to thymosin alpha 1, conducted a phase 3 clinical trial of thymosin alpha 1 as a therapy for HBV that did not produce statistically significant results.

      Our HCV clinical trials have been designed to show that the combination of ZADAXIN and pegylated interferon alpha adds a significant clinical benefit when compared to the use of pegylated interferon alpha alone in non-responders. We cannot assure you that the results of this combination therapy will yield the favorable results we expect, or that the independent use of pegylated interferon alpha will not perform better than anticipated, which could reduce the chances that a new drug application, or NDA, will be approved. If the combination therapy of ZADAXIN and pegylated interferon alpha causes significant adverse side effects beyond those caused by pegylated interferon alpha alone, our clinical trials could be delayed, patients may drop out at a greater than anticipated rate, we may be forced to halt the trials or the FDA may reject an NDA due to safety issues. If any of the foregoing occurs, our efforts to market and sell ZADAXIN in the United States will be significantly impaired, our business will suffer and the price of our stock may decline.

If we experience delays in patient enrollment in our clinical trials, we may not be able to obtain regulatory approval in accordance with our anticipated timeline.

      In our two current phase 3 HCV clinical trials in the United States, one trial is treating patients with mild cirrhosis of the liver and the other trial is treating patients with no liver damage. If we are unable to enroll a sufficient number of patients in these trials, if enrollment is delayed or if patient drop out rates are higher than anticipated, our ability to proceed with our clinical trials and prepare an NDA would be adversely affected. We are experiencing competition for patients for both of our HCV trials, particularly for patients with mild cirrhosis of the liver, from trials sponsored by other commercial drug developers and from a trial sponsored by the National Institutes of Health. Competition for the enrollment of similar patients in other clinical trials or other delays in enrollment may prevent us from enrolling patients quickly enough to meet our current timing expectations for completing our phase 3 trials, which would delay the preparation of an NDA. If we are not able to fully enroll patients for these clinical trials or patient drop out rates are higher than anticipated, it could reduce the chances that our NDA will be approved.

We cannot predict the safety profile of the use of ZADAXIN when used in combination with other drugs.

      Many of our trials involve the use of ZADAXIN in combination with other drugs. Some of these drugs have caused adverse patient reactions. Even if ZADAXIN does not produce adverse side effects when used alone, we cannot predict how it will work with other drugs, including causing possible adverse side effects not directly attributable to the other drugs which could compromise the safety profile of ZADAXIN when used in certain combination therapies.

Due to the outbreak of SARS in China, sales of ZADAXIN in the second quarter of 2003 were significantly higher than expected and are not indicative of future sales.

      Our sales for the quarter ending June 30, 2003 were more than 200% greater than sales for any quarter in our history as a result of a previously unanticipated increase in sales of ZADAXIN to hospitals in China. This increase was related to the use of immune system enhancers, including ZADAXIN, in connection with the treatment of severe acute respiratory syndrome, or SARS. In future quarters, sales of ZADAXIN for the treatment of SARS could be affected by changes in treatment in China, changes in the rate of infection and the emergence of evidence as to the effectiveness or ineffectiveness of ZADAXIN or of other potential treatments for SARS.

      As a result of the containment of the recent SARS epidemic, we expect sales in the third quarter and future quarters to be more consistent with sales patterns of recent quarters prior to the second quarter, all of which have significantly lower sales results than those of the second quarter. We believe inventory levels at our importers have or will shortly return to normal levels. However, if increased sales in the second quarter resulted in above normal inventory levels at the importers, these above normal inventory levels could result in decreased orders from our importers and a related decrease in sales in future quarters relative to historic levels. We could experience fluctuations in sales in future quarters as a result of similar factors.

Our sales of ZADAXIN may fluctuate due to seasonality of product orders and sales in any quarter may not be indicative of future sales.

      Our sales for the quarter ending June 30, 2003 were greatly affected by the demand in China for ZADAXIN in connection with the treatment of SARS. It is not possible to predict at this time if SARS will re-emerge, like influenza, as a seasonal public health problem and what effect, if any, this would have on future sales of ZADAXIN. To the extent that ZADAXIN is purchased in connection with future outbreaks of SARS or other seasonal viral contagions, product sales could become more concentrated in certain quarters of the calendar year. Quarterly sales levels could fluctuate and sales in any quarter may not be indicative of sales in future periods.

Our revenue is dependent on the sale of ZADAXIN in foreign countries, particularly China, and if we experience difficulties in our foreign sales efforts, our financial condition will be harmed.

      Our product revenue in the near term is highly dependent on the sale of ZADAXIN in foreign countries. If we experience difficulties in our foreign sales efforts, our business will suffer and our financial condition will be harmed. Substantially all of our ZADAXIN sales are to customers in China. Sales of ZADAXIN in China may be limited due to the low average personal income, lack of patient cost reimbursement, poorly developed infrastructure and existing and potential competition from other products, including generics. Several local companies have introduced lower priced locally manufactured generic competitive products. If these sales continue, there could be a negative impact on the price and the volume of ZADAXIN sold in China and this would harm our business.

      In addition, our ZADAXIN sales and operations in other parts of Asia, as well as in Latin America and the Middle East, are subject to a number of risks, including difficulties and delays in obtaining registrations, permits, pricing approvals and reimbursement and unexpected changes in regulatory requirements. In addition, we experience other issues with managing foreign sales operations including long payment cycles, difficulties in accounts receivable collection and, especially from significant customers, fluctuations in the timing and amount of orders. Operations in foreign countries also expose us to risks relating to difficulties in enforcing our proprietary rights, currency fluctuations and adverse or deteriorating economic conditions.

      We do not have product sales in the United States with which to offset any decrease in our revenue from ZADAXIN sales in Asia, Latin America and the Middle East. In addition, some countries in these regions, including China, regulate pharmaceutical prices and pharmaceutical importation. These regulations may reduce prices for ZADAXIN to levels significantly below those that would prevail in an unregulated market, limit the volume of product which may be imported and sold or place high import duties on the product, any of which may limit the growth of our revenues or cause them to decline.

Because of China’s tiered method of importing and distributing finished pharmaceutical products, our quarterly results may vary substantially from one period to the next.

      China uses a tiered method to import and distribute finished pharmaceutical products. At each port of entry, and prior to moving the product forward to the distributors, government-licensed importing agents must process and evaluate each shipment to determine whether such shipment satisfies China’s quality assurance requirements. In order to efficiently manage this process, the importing agents typically place large, and therefore relatively few, orders within any six month period. Therefore, our sales to an importing agent can vary substantially from quarter to quarter depending on the size and timing of the orders, which has in the past and may in the future cause our quarterly results to fluctuate. We rely on six importers to supply substantially all of our product in China. Because we use a small number of importing agents in China, our receivables from any one importing agent are material, and if we were unable to collect receivables from any importer, our business and cash-flow would be adversely affected.

If we fail to protect our products, technologies and trade secrets, we may not be able to successfully use, manufacture, market or sell our products, or we may fail to advance or maintain our competitive position.

      Our success depends significantly on our ability to obtain and maintain meaningful patent protection for our products and technologies and to preserve our trade secrets. Our pending patent applications may not result in the issuance of patents in the future. Our patents or patent applications may not have priority over others’ applications. Our existing patents and additional patents that may be issued, if any, may not provide a competitive advantage to us or may be invalidated or circumvented by our competitors. Others may independently develop similar products or design around patents issued or licensed to us. Patents issued to, or patent applications filed by, other companies could harm our ability to use, manufacture, market or sell our products or maintain our competitive position with respect to our products. Although many of our patents relating to ZADAXIN have expired, including composition of matter patents, we have rights to other patents and patent applications relating to ZADAXIN and ZADAXIN analogs, including method of use patents with respect to the use of ZADAXIN for certain indications. If other parties develop generic forms of ZADAXIN for other indications, including conducting clinical trials for such indications, our patents and other rights might not be sufficient to prohibit them from marketing and selling such generic forms of ZADAXIN. If other parties develop analogs or derivatives of ZADAXIN, our patents and other rights might not be sufficient to prohibit them from marketing these analogs or derivatives.

      Pharmaceutical products are either not patentable or have only recently become patentable in some of the countries in which we market or may market ZADAXIN. Past enforcement of intellectual property rights in many of these countries, including China in particular, has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. We are aware that other companies are marketing generic thymosin alpha 1 in China, possibly in violation of our trademark or other rights, and we expect such violations of our rights to continue. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

      Our commercial success depends in part on us not infringing valid, enforceable patents or proprietary rights of third parties, and not breaching any licenses that may relate to our technologies and products. We are aware of a third-party patent that may relate to our products and may cover a method of action used by ZADAXIN. We cannot assure you that our mechanism of action does not infringe on their claim. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, U.S. patent applications may be kept confidential while pending in the Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing. It is possible that we may unintentionally infringe these patents or other patents or proprietary rights of third parties. We may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against us or our collaborative partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our collaborative partners to obtain licenses in order to continue to manufacture or market the affected products and processes. Our efforts to defend against any of these claims, regardless of merit, would require us to devote resources and attention that could have been directed to our operations and growth plans. In addition, these actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection.

      If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or develop or obtain alternative technology to manufacture or market the affected products and processes. We may not be able to obtain any such licenses on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products. Our efforts to defend against any of these claims would require us to devote resources and attention that could have been directed to our operations and growth plans.

      We may need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor’s rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology. These actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all.

We rely on third parties to supply our clinical trial and commercial products. Deficiencies in their work could delay or harm our sales or our trials or the approval process and harm our business.

      We rely on third parties, who are subject to regulatory oversight, to supply our clinical and commercial products. If unanticipated deficiencies in these suppliers occur, we could experience delays in our ability to assemble a timely and acceptable NDA. If sales of ZADAXIN were to increase dramatically, our third-party suppliers may not be able to supply ZADAXIN quickly enough, which could limit our ability to satisfy increased demand or could adversely affect the ability of these suppliers to provide products for our clinical trials. Not all of the ZADAXIN planned to be used in our HCV clinical trials has been manufactured and received. F. Hoffmann La-Roche is our exclusive supplier of pegylated interferon alpha for our current clinical trials, and we have not received all the pegylated interferon to be used in the clinical trials. F. Hoffmann La-Roche’s agreement with us to provide our supply of pegylated interferon alpha can be terminated by them without cause on 30-days’ notice, in which case we would need to purchase their product for use in the clinical trials. Any delay in receiving, or a recall of, pegylated interferon alpha or ZADAXIN, including by reason of Roche’s termination of its supply arrangement with us, could delay the clinical trials or detract from the integrity of the trial data. If any of the foregoing occurs, our ability to complete our clinical trials in the United States and to market and sell ZADAXIN worldwide will be delayed or impaired, our business will suffer and the price of our stock may decline. We have been in the process of qualifying a new additional manufacturer of ZADAXIN and if we encounter problems with this process of validation, our sales or our clinical trials could be adversely affected.

If we are not able to establish and maintain adequate manufacturing relationships, the development and sale of our products could be impaired.

      To be successful, our products must be manufactured in commercial quantities, in compliance with stringent regulatory requirements and at an acceptable cost. Manufacturing interruptions or failure to comply with regulatory requirements could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our products, including sales of ZADAXIN in approved markets, and impair our competitive position. Any of these developments would harm our business.

      We are in the process of changing suppliers and such changes require qualification of the new suppliers with regulatory agencies, quality assurance and other steps which could cause delays or interruptions of supply. Although we are increasing inventories to prepare to manage any such occurrences, we may still experience interruptions in supply which could adversely affect our results.

      In some countries, a manufacturing change may require additional regulatory approvals. If we do not obtain the required regulatory approvals for a manufacturing change in a timely fashion, new ZADAXIN marketing approvals may be delayed or sales may be interrupted until the manufacturing change is approved. Either of these results would harm our business.

      In addition, manufacturing, supply and quality control problems may arise as we, either alone or with subcontractors, attempt to scale-up our manufacturing procedures. We may not be able to scale-up in a timely manner or at a commercially reasonable cost, either of which could cause delays or pose a threat to the ultimate commercialization of our products and harm our business.

We may not be able to successfully develop or commercialize our products.

      While we have limited sales of ZADAXIN in certain markets, we do not yet have regulatory approval for ZADAXIN for our principal target markets, and, in this respect, ZADAXIN is still being developed. Our other products are in earlier stages of development than ZADAXIN. To fully develop our products, we will need to commit substantial resources to extensive research, development, pre-clinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. We cannot assure you that our efforts will produce commercially viable products. We face significant technological risks inherent in developing these products. We may also abandon some or all of our proposed products before they become commercially viable. If any of our products, even if developed and approved, cannot be successfully commercialized in a timely manner, our business will be harmed and the price of our stock may decline.

      We have not yet sold any product other than ZADAXIN. Our future revenue growth depends on increased market acceptance and commercialization of ZADAXIN in additional countries, particularly in the United States, Europe and Japan. If we fail to successfully market ZADAXIN, or if we cannot commercialize this drug in the United States and other additional markets, our revenue and operating results will suffer. Our future revenue will also depend in part on our ability to develop other commercially viable and accepted products. Market acceptance of our products will depend on many factors, including our ability to convince prospective customers to use our products as an alternative to other treatments and therapies and to convince prospective strategic partners to market our products effectively and to manufacture our products in sufficient quantities with acceptable quality and at an acceptable cost. In addition, doctors must opt to use treatments involving our products. If doctors elect to use a different course of treatment, demand for our drug products would be reduced. Failure to do any of the above will hurt our operations.

We rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may encounter delays outside our control.

      We have limited experience in conducting and managing clinical trials and we rely, in part, on third parties, particularly clinical research organizations and our development partners, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or failure to complete, these clinical trials if third parties fail to fulfill their obligations to us.

We may need to obtain additional capital to support our long-term product development and commercialization programs.

      We believe our existing resources together with the proceeds of this offering will be sufficient to complete our current U.S. phase 3 clinical trials and, if the trials are successful and we receive FDA approval, to begin commercialization of ZADAXIN in the United States. However, we cannot assure you that such funds will be sufficient, or that sales of ZADAXIN, if approved in the United States, will result in profitable operations. In addition, we may need additional funds in the future to support future growth and achieve profitability. If we need to raise additional funds in the future and such funds are not available on reasonable terms, if at all, our commercialization efforts may be impeded, our revenues may be limited and our operating results may suffer.

We have a history of operating losses and an accumulated deficit. We expect to continue to incur losses in the near term and may never achieve profitability.

      We have experienced significant operating losses since our inception, and as of June 30, 2003, we had an accumulated deficit of approximately $131 million. We expect our operating expenses to increase over the next several years as we plan to dedicate substantially all of our resources to expanding our development, testing and marketing capabilities, particularly in the United States, and these losses may increase if we cannot increase or sustain revenue. As a result, we may never achieve profitability.

We have limited sales, marketing and distribution capabilities, which may adversely affect our ability to successfully commercialize our products.

      We currently have limited sales, marketing and distribution capabilities, and we anticipate that we may be relying on third-party collaborators to sell, market and distribute our products for the foreseeable future. If our arrangements with these third parties are not successful, or if we are unable to enter into additional third-party arrangements, we may need to substantially expand our sales, marketing and distribution force. Our efforts to expand may not succeed, or we may lack sufficient resources to expand in a timely manner, either of which will harm our operating results. Moreover, if we are able to further expand our sales, marketing and distribution capabilities, we will begin competing with other companies that have experienced and well-funded operations. If we cannot successfully compete with these larger companies, our revenues may not grow and our business may suffer.

Commercialization of some of our products depends on collaborations with others. If our collaborators are not successful, or if we are unable to find future collaborators, we may not be able to properly develop and commercialize our products.

      We depend in part on our distributors and business partners to develop and/or promote our drugs, and if they are not successful in their efforts or fail to do so, our business will suffer. For example, Sigma-Tau is responsible for the development and marketing of ZADAXIN in Europe. We generally do not have control over the amount and timing of resources that our business partners devote to ZADAXIN, and they have not always performed as or when expected. If they do not perform their obligations as we expect, particularly obligations regarding clinical trials, our development expenses would increase and the development and/or sale of our products could be limited or delayed, which could hurt our business and cause our stock price to decline. In addition, our relationships with these companies may not be successful. Disputes may arise with our collaborators, including disputes over ownership rights to intellectual property, know-how or technologies developed with our collaborators. We may not be able to negotiate similar additional arrangements in the future to develop and commercialize ZADAXIN or other products.

We may lose market share or otherwise fail to compete effectively in the intensely competitive biopharmaceutical industry.

      Competition in the biopharmaceutical industry is intense, and we expect that competition will increase. Our success depends on our ability to compete in this industry, but we cannot assure you that we will be able to successfully compete with our competitors. Increased competitive pressure could lead to intensified price-based competition resulting in lower prices and margins, which would hurt our operating results. See “Business-Competition.”

      We are focused on developing ZADAXIN as a treatment for HCV and HBV and certain cancers. Several large biopharmaceutical companies have substantial commitments to interferon alpha, an approved drug for treating HBV and HCV, and to lamivudine and adefovir, approved drugs to treat HBV. We cannot assure you that we will compete successfully against our competitors or that our competitors, or potential competitors, will not develop drugs or other treatments for HCV, HBV, cancer and other diseases that will be superior to ours.

If third-party reimbursement is not available or patients cannot otherwise pay for ZADAXIN, we may not be able to successfully market ZADAXIN.

      Significant uncertainty exists as to the reimbursement status of new therapeutic products, such as ZADAXIN. See “Business-Government Regulation-Third-Party Reimbursement.” We cannot assure you that third-party insurance coverage and reimbursement will be available for therapeutic products we might develop. The failure to obtain third-party reimbursement for our products, particularly in the United States, Europe and Japan, would harm our business. Further, we cannot assure you that additional limitations will not be imposed in the future in the United States on drug coverage and reimbursement due to proposed health care reforms. In many emerging markets where we have marketing rights to ZADAXIN, but where government resources and per capita income may be so low that our products will be prohibitively expensive, we may not be able to market our products on economically favorable terms, if at all.

      Efforts by governmental and third-party payors to contain or reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause us to reduce the prices at which we market our drugs, which will reduce our gross margins and may harm our business.

If we lose key personnel or are unable to attract and retain additional, highly skilled personnel required for the expansion of our activities, our business will suffer.

      We are highly dependent upon our ability to attract and retain qualified personnel because of the specialized, scientific and international nature of our business. There is intense competition for qualified management, scientific and technical personnel in the pharmaceutical industry, and we may not be able to attract and retain the qualified personnel we need to grow and develop our business globally. In addition, we assign numerous key responsibilities to a limited number of individuals, and we would experience difficulty in finding immediate replacements for any of them. If we were unable to attract and retain qualified personnel as needed or promptly replace those employees who are critical to our product development and commercialization, the development and commercialization of our products would be adversely affected. At this time, we do not maintain “key person” life insurance on any of our key personnel.

We may be subject to product liability lawsuits, and our insurance may be inadequate to cover damages.

      Clinical trials or marketing of any of our current and potential products may expose us to liability claims from the use of these products. We currently carry product liability insurance. However, we cannot be certain that we will be able to maintain insurance on acceptable terms, if at all, for clinical and commercial activities or that the insurance would be sufficient to cover any potential product liability claim or recall. If we fail to have sufficient coverage, our business, results of operations and cash flows could be adversely affected.

We depend on international sales, and global conditions could negatively affect our operating results.

      A large majority of our sales are in China. Heightened tensions resulting from the current geopolitical conditions in the Middle East, North Korea and elsewhere could worsen, causing disruptions in foreign trade, which would harm our sales. In particular, our commercial product is manufactured in Europe and distributed by us from our operations in Hong Kong. Any disruption of our supply and distribution activities due to geopolitical conditions could decrease our sales and harm our operating results.

If we are unable to comply with environmental and other laws and regulations, our business may be harmed.

      We are subject to various federal, state and local laws, regulations and recommendations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products (including radioactive compounds and infectious disease agents), as well as safe working conditions, laboratory and manufacturing practices and the experimental use of animals. The extent of government regulation that might result from future legislation or administrative action in these areas cannot be accurately predicted.

      We do not currently maintain hazardous materials at our facilities. While we outsource our research and development programs involving the controlled use of biohazardous materials, if in the future we conduct these programs ourselves, we might be required to incur significant cost to comply with the environmental laws and regulations. Further, in the event of an accident, we would be liable for any damages that result, and the liability could exceed our resources.

Risks Related to the Offering

Our stock price may be volatile, and an investment in our stock could suffer a decline in value.

      The market price of our common stock has experienced, and may continue to experience, substantial volatility due to many factors, some of which we have no control over, including:

•	results of clinical trials involving ZADAXIN;

•	progress of ZADAXIN through the regulatory process, especially regulatory actions in the United States;

•	timing and achievement of milestones;

•	announcements of technological innovations or new products by us or our competitors;

•	government regulatory action affecting our drug products or our competitors’ drug products in both the United States and foreign countries;

•	developments or disputes concerning patent or proprietary rights;

•	changes in company assessments or financial estimates by securities analysts;

•	actual or anticipated fluctuations in our quarterly operating results;

•	general stock market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors;

•	economic conditions in the United States or abroad; and

•	broad financial market fluctuations in the United States, Europe or Asia.

      In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of our attention and resources, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

      You will experience an immediate and substantial book value dilution if you purchase shares in this offering. This dilution will be increased to the extent that holders of outstanding options, notes and warrants to purchase our common stock at prices below our net tangible book value per share after this offering exercise those options, notes or warrants. See the “Dilution” section of this prospectus.

Substantial sales of our stock or the exercise or conversion of options or convertible securities may impact the market price of our common stock.

      As of June 30, 2003, stock options to purchase 5,689,963 shares of common stock were outstanding, of which options to purchase 3,765,376 shares were exercisable. Also outstanding as of the same date were warrants exercisable for 1,008,000 shares of common stock at prices ranging from $2.25 to $7.00 per share, and two notes convertible into a total of 684,140 shares of common stock. The note holder has the right to purchase up to $8.3 million of additional convertible notes due on or before March 2006, which, if fully issued, will be convertible into 684,140 shares of our common stock. Upon exercise of options or warrants, or conversion of the notes, these issued shares of common stock will be freely tradable.

      Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

If our officers, directors and largest stockholders elect to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

      Without giving effect to this offering, as of June 30, 2003 our directors and officers owned or had the right to acquire approximately 8.2% of the outstanding shares of our common stock (see “Principal Stockholders”). Without giving effect to this offering, also as of June 30, 2003 our two largest stockholders, Sigma-Tau (and its affiliates) and Randal J. Kirk, owned in the aggregate approximately 17.7% of the outstanding shares of our capital stock. As a result, due to their concentration of stock ownership, our directors, officers and largest stockholders, if they act together, may be able to influence our management and operation and may be able to affect or influence all matters requiring a stockholder vote, including the election of all directors and the amendment of charter documents or the approval of a merger, sale of assets or other major corporate transactions.

      Although they are independent of each other and not part of a group, we recently obtained the support of Sigma-Tau and Mr. Kirk for our proposal to the stockholders to reincorporate in Delaware, and without that support we would not have been able to obtain the required stockholder approval for those matters.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

      Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Prior to our recent reincorporation in Delaware, we had a shareholder rights plan, also commonly known as a “poison pill,” which we agreed to terminate in connection with obtaining shareholder approval for reincorporation. We currently do not intend to adopt a shareholder rights plan. However, our charter documents do contain certain anti-takeover provisions, including provisions in our certificate of incorporation providing that stockholders may not accumulate votes, stockholders’ meetings may be called by stockholders only if they hold 25% or more of our common stock and provisions in our bylaws providing that the stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue 10 million shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third-party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus and the documents that are incorporated by reference in the prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “Safe Harbor” created by those sections. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “may,” “will,” “should,” “expects,” “plans,” “intend,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” the negative of such terms or other comparable terminology are intended to identify forward-looking statements, including those statements we make regarding anticipated product sales; the timing and outcome of clinical trials; the timing of reporting of clinical trial results; partnering prospects for ZADAXIN; our expectations and ability to seek additional capital resources, to initiate marketing collaborations and to initiate new product development; ZADAXIN’s ability to enhance the immune system; research and development and other expense levels; level of gross margin and the allocation of financial resources to certain trials and programs. Discussions containing forward looking statements may be found, among other places, in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus, as well as in the documents that are incorporated by reference in the prospectus. Actual results could differ materially from those projected in the forward-looking statements.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before deciding to purchase our common stock, you should carefully consider the risks, uncertainties and other events described in the “Risk Factors” section of this prospectus, in addition to the other information contained elsewhere in this prospectus and in the documents incorporated by reference in the prospectus. These risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, unless required by law.

USE OF PROCEEDS

      We expect to receive approximately $47.5 million from the sale of the 6,000,000 shares of common stock offered by us in this offering, or $54.6 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $7.91 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

      We intend to use a portion of the net proceeds for clinical trials for ZADAXIN and for advancing the development of our pre-clinical candidates. The balance of the net proceeds will be used for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or in-license other pre-clinical or clinical product candidates that complement our existing business, although we have no present agreements to do so. We have not identified precisely the amounts we plan to spend on each of these areas or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending on numerous factors, including progress with the regulatory approval, manufacturing and commercialization of ZADAXIN and our other development programs. Accordingly, our management will have significant flexibility in applying such proceeds. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest-bearing, investment grade securities.

MARKET PRICE OF COMMON STOCK

      Our common stock is publicly traded on The Nasdaq National Market under the symbol “SCLN.” The following table shows the high and low sales prices for our common stock as reported by The Nasdaq National Market during the calendar quarters indicated. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns or commissions, and may not necessarily reflect actual transactions.

	High	Low

Year ended December 31, 2001
First quarter	$7.88	$3.50
Second quarter	5.95	3.75
Third quarter	5.20	2.10
Fourth quarter	3.52	2.50
Year ended December 31, 2002
First quarter	$4.85	$2.13
Second quarter	4.98	1.97
Third quarter	3.27	1.98
Fourth quarter	4.35	2.50
Year ended December 31, 2003
First quarter	$6.12	$3.10
Second quarter	9.10	5.15
Third quarter (through July 30, 2003)	9.76	7.73

      The last reported sale price of our common stock on The Nasdaq National Market on July 30, 2003 was $7.91 per share. As of June 30, 2003, there were approximately 400 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale by us of 6,000,000 shares of common stock in this offering at an assumed public offering price of $7.91 and our receipt of the estimated net proceeds from the offering.

	June 30, 2003

	Actual	As Adjusted

	(Unaudited)

	(In thousands, except
	share data)
Cash, cash equivalents and short-term investments	$26,372	$70,234

Convertible notes payable	$5,600	$5,600

Shareholders’ equity:
Common stock; 75,000,000 shares authorized; 38,257,025 shares issued and outstanding, actual; 44,257,025 shares issued and outstanding, as adjusted	161,334	205,196
Accumulated other comprehensive income	167	167
Accumulated deficit	(130,754)	(130,754)

Total shareholders’ equity	30,747	74,609

Total capitalization	$36,347	$80,209

      This table above should be read in conjunction with “Summary Consolidated Financial Data” and our consolidated financial statements and related notes beginning on page F-1.

      The table assumes no exercise of the underwriters’ over-allotment option and excludes, as of June 30, 2003:

•	1,008,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.53 per share;

•	684,140 shares of common stock issuable upon conversion of outstanding convertible notes at a weighted average conversion price of $8.19 per share;

•	684,140 additional shares of common stock issuable upon conversion of convertible notes which the holder of the outstanding convertible notes has the right to purchase. The weighted average conversion price of these convertible notes, if issued, would be $12.10 per share;

•	5,689,963 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans at a weighted average exercise price of $4.96 per share; and

•	1,736,000 additional shares of common stock reserved for future issuance under our stock option and stock purchase plans.

DILUTION

      Our net tangible book value on June 30, 2003 was $30.1 million, or approximately $0.79 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

      Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 6,000,000 shares of our common stock in this offering and after deducting the underwriting discount and our estimated offering expenses, assuming a public offering price of $7.91 per share, our net tangible book value as of June 30, 2003 would have been $1.67 per share. This amount represents an immediate increase in net tangible book value of $0.88 per share to existing shareholders and an immediate dilution of $6.24 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$7.91
Net tangible book value per share as of June 30, 2003	0.79
Increase in net tangible book value per share attributable to this offering	0.88
Pro forma net tangible book value per share as of June 30, 2003 after giving effect to this offering		1.67

Dilution per share to new investors in this offering		$6.24

      If the underwriters exercise their over-allotment option in full, there will be an additional increase in pro forma net tangible book value of $0.12 per share to existing stockholders and an immediate dilution of $6.12 per share to new investors.

      The table above assumes no exercise of the underwriters’ over-allotment option and excludes, as of June 30, 2003, the potential dilutive effect of the following securities:

•	1,008,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.53 per share;

•	684,140 shares of common stock issuable upon conversion of outstanding convertible notes at a weighted average conversion price of $8.19 per share;

•	684,140 additional shares of common stock issuable upon conversion of convertible notes which the holder of the outstanding convertible notes has the right to purchase. The weighted average conversion price of these convertible notes, if issued, would be $12.10 per share;

•	5,689,963 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.96 per share, under our stock option plans; and

•	1,736,000 additional shares of common stock reserved for future issuance under our stock option and stock purchase plans.

      To the extent that these options, warrants and the convertible notes are exercised or converted, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated financial statements as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 are derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting principally of normal recurring accruals, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus and incorporated by reference.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)
Consolidated statements of operations data:
	(In thousands, except share and per share data)
Product sales	$3,625	$9,091	$15,357	$13,831	$17,101	$7,996	$21,207
Contract/grant revenue	100	307	—	—	671	224	448

Total revenues	3,725	9,398	15,357	13,831	17,772	8,220	21,655
Cost of product sales	1,036	1,761	3,113	2,742	3,487	1,607	3,947

Gross margin	2,689	7,637	12,244	11,089	14,285	6,613	17,708
Operating expenses:
Research and development	9,293	4,604	4,182	8,561	11,647	6,297	8,091
Sales and marketing	5,123	5,503	7,720	8,764	8,724	4,074	5,254
General and administrative	3,982	3,386	3,538	3,897	3,902	1,947	2,047

Total operating expenses	18,398	13,493	15,440	21,222	24,273	12,318	15,392

Income (loss) from operations	(15,709)	(5,856)	(3,196)	(10,133)	(9,988)	(5,705)	2,316
Writedown of note receivable from former officer	(5,944)	—	—	—	—	—	—
Income from payment on note receivable from former officer	—	20	400	3,497	—	—	—
Interest and investment income	514	157	1,066	751	323	152	96
Interest and investment expense	(21)	—	(36)	(334)	(361)	(180)	(181)
Other income (expense), net	89	212	49	(13)	(11)	(15)	31

Net income (loss)	(21,071)	(5,467)	(1,717)	(6,232)	(10,037)	(5,748)	2,262
Deemed dividend on issuance of preferred stock	(3,143)	—	—	—	—	—	—

Net income (loss) attributable to common shareholders	$(24,214)	$(5,467)	$(1,717)	$(6,232)	$(10,037)	$(5,748)	$2,262
Basic net income (loss) per share	$(1.48)	$(0.26)	$(0.06)	$(0.19)	$(0.29)	$(0.17)	$0.06

Diluted net income (loss) per share	$(1.48)	$(0.26)	$(0.06)	$(0.19)	$(0.29)	$(0.17)	$0.06

Weighted average shares used in computing:
Basic net income (loss) per share	16,335,096	21,162,936	29,904,924	32,356,287	35,002,003	33,092,358	37,497,477

Diluted net income (loss) per share	16,335,096	21,162,936	29,904,924	32,356,287	35,002,003	33,092,358	39,338,964

	December 31,
						June 30,
	1998	1999	2000	2001	2002	2003

						(Unaudited)

	(In thousands)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$5,410	$3,621	$22,497	$16,468	$21,150	$26,372
Working capital	3,845	7,091	30,281	26,930	29,116	36,133
Total assets	11,727	13,124	36,167	32,096	37,111	44,474
Convertible notes payable	—	—	4,000	5,600	5,600	5,600
Redeemable preferred stock	848	—	—	—	—	—
Total shareholders’ equity	6,428	9,301	28,077	22,774	23,354	30,747

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. We base these statements on assumptions that we consider reasonable. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

      SciClone Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the development and commercialization of therapeutics to treat life-threatening diseases. We are currently evaluating our lead product, ZADAXIN, in several late-stage clinical trials for the treatment of patients with HCV, HBV and certain types of cancer. Our primary focus is the successful completion of our two ongoing ZADAXIN phase 3 HCV clinical trials in the United States. If approved by the FDA, we expect ZADAXIN to complement existing HCV therapies and to expand the HCV market opportunity. In addition to the HCV trials, we are also evaluating ZADAXIN in a recently completed phase 3 hepatitis B clinical trial in Japan, an ongoing phase 2 malignant melanoma clinical trial in Europe with our exclusive European marketing partner, Sigma-Tau, and two ongoing phase 2 pilot studies in the United States for the treatment of liver cancer. Our other drug development candidates include SCV-07, a potentially orally available therapeutic to treat viral and infectious diseases, and other products to treat cystic fibrosis.

      ZADAXIN has been approved for sale in China for the treatment of HBV and by the ministries of health in over 30 countries for various antiviral and oncological indications. We estimate that ZADAXIN has been administered to over 10,000 patients to date in both clinical and commercial use, alone and in combination with antiviral and anticancer drugs, without producing any reported ZADAXIN-specific significant side effects or toxicities.

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenue

      Product sales were $21,207,000 for the six-month period ended June 30, 2003, as compared to $7,996,000 for the corresponding period in 2002. The growth in the 2003 period was largely a result of a previously unanticipated increase in sales of ZADAXIN to hospitals in China. This increase was related to the use of immune system enhancers in connection with the treatment of severe acute respiratory syndrome, or SARS. As the SARS epidemic has become more contained, we expect sales in the third quarter and in future quarters will be more consistent with sales patterns in prior quarters.

      For the six-month period ended June 30, 2003, all of our product sales were derived from sales of ZADAXIN. Sales to customers in China accounted for approximately 89% of this revenue for the six-month period.

      Contract revenue was $448,000 for the six-month period ended June 30, 2003, as compared to $224,000 for the corresponding period in 2002. The contract revenue we recognized was in connection with funds we received from Sigma-Tau in January 2002. This revenue will be recognized as contract revenue over the course of the ZADAXIN hepatitis C U.S. clinical program and the period of sharing the clinical data from this program with Sigma-Tau in accordance with the requirements under our contract with Sigma-Tau.

Cost of Product Sales

      Cost of product sales was $3,947,000 for the six-month period ended June 30, 2003 as compared to $1,607,000 for the corresponding period in 2002. The increase was primarily due to higher unit sales of product. We expect cost of product sales to vary from quarter to quarter, depending upon the level of ZADAXIN sales, the absorption of fixed product-related costs, and any charges associated with excess or expiring finished product inventory.

          Research and Development

      Research and development expenses were $8,091,000 for the six-month period ended June 30, 2003, as compared to $6,297,000 for the corresponding period in 2002. The increase in the six-month period ended June 30, 2003 was primarily to support our ZADAXIN phase 3 clinical trials in the U.S. and Japan. The initiation and continuation of ZADAXIN clinical trials have had, and will continue to have, the largest and most significant effect on our research and development expenses. In general, we expect product research and development expenses to increase in absolute dollars over the next several quarters and to vary from quarter to quarter.

          Sales and Marketing

      Sales and marketing expenses were $5,254,000 for the six-month period ended June 30, 2003, as compared to $4,074,000 for the corresponding period in 2002. The increase was primarily related to an increase in sales of ZADAXIN. We expect our sales and marketing expenses to vary from quarter to quarter and to increase in the next several years as we expect to expand our commercialization and marketing efforts.

          General and Administrative

      General and administrative expenses were $2,047,000 for the six-month period ended June 30, 2003, as compared to $1,947,000 for the corresponding period in 2002. In the near term, we expect general and administrative expenses to vary from quarter to quarter as we increase our general and administrative activities and resources to support increased expenditures on preclinical and clinical trials, testing, regulatory, pre-commercialization and marketing activities.

          Interest and Investment Income

      Interest and investment income was $96,000 for the six-month period ended June 30, 2003, as compared to $152,000 for the corresponding period in 2002. The decrease was primarily due to lower interest rates.

          Year Ended December 31, 2002 Compared to Years Ended December 31, 2001 and December 31, 2000

          Total Revenue

      Product sales were $17,101,000, $13,831,000 and $15,357,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in sales from 2001 to 2002 was primarily due to increased sales volume to our importing agents in China, whereas the decrease in sales in 2001 compared to 2000 was primarily due to a large sale of ZADAXIN to a new importer in China during the third quarter of 2000. For the year ended December 31, 2002, importing agents in China accounted for 88% of our product sales and accounted for 89% and 86% for the years ended December 31, 2001 and 2000, respectively. Sales emphasis is concentrated in China because, as one of our more developed markets, marketing expenditures can result in rapid benefits in sales and profits compared to newer markets which require investment and development spending.

          Cost of Product Sales

      Cost of product sales was $3,487,000, $2,742,000 and $3,113,000 for the years ended December 31, 2002, 2001 and 2000, respectively. We expect cost of product sales to vary from quarter to quarter, depending upon the level of ZADAXIN sales, the absorption of fixed product-related cost and any charges associated with excess or expiring finished product.

Gross Margin

      Gross margin was $14,285,000, $11,089,000 and $12,244,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Gross profit margin on sales was approximately 80% in 2002, 2001 and 2000. We expect slight decreases in gross margin going forward in international markets including China, our largest and most mature market, should we maintain our product pricing and absorb any increases in product costs.

Research and Development

      Research and development (R&D) expenses were $11,647,000, $8,561,000 and $4,182,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in each year was primarily to support our ZADAXIN phase 3 clinical trials in the United States and Japan. In 2002, 2001 and 2000, R&D expenses represented approximately 48%, 40% and 27%, respectively, of our total costs and expenses. The major components of R&D expenses consist of clinical studies performed by clinical trial institutions and contract research organizations, related materials and supplies, pre-clinical work, pharmaceutical development, personnel costs, including salaries and benefits, third-party research funding and overhead allocations consisting of various support and facilities related costs. Our research and development activities are also separated into three main categories: research, clinical development and pharmaceutical development. Research costs typically consist of pre-clinical and toxicology work. Clinical development costs include phase 1, 2 and 3 clinical trials as well as expanded clinical access programs. Pharmaceutical development costs consist of product formulation and chemical analysis. During 2002, we recorded approximately $2,300,000 on research, $8,300,000 on clinical development and $1,100,000 on pharmaceutical development activities. This compares to expenses in 2001 of approximately $2,800,000 on research, $5,000,000 on clinical development and $800,000 on pharmaceutical development activities and expenses in 2000 of approximately $2,400,000 on research, $500,000 on clinical development and $1,300,000 on pharmaceutical development activities.

Sales and Marketing

      Sales and marketing expenses were $8,724,000, $8,764,000 and $7,720,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease from 2001 to 2002 was related to slightly lower promotional and advertising expenses. The increase from 2000 to 2001 was related to increased payroll expenses and expenses for advertising and conferences associated with the expansion of our markets for ZADAXIN. We expect sales and marketing expenses to increase in the next several quarters and years as we expand our commercialization and marketing efforts.

General and Administrative

      General and administrative expenses were $3,902,000, $3,897,000 and $3,538,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase from 2000 to 2001 was attributable to greater general and administrative activities to support an increased level of research and development on our late-stage clinical programs. In the near term, we expect general and administrative expenses to vary quarter to quarter as we increase our general and administrative activities and resources to support increased expenditures on pre-clinical and clinical trials and testing, and regulatory, pre-commercialization and marketing activities.

Income from Note Receivable

      Income from payment on a note receivable from a former officer was approximately $3,497,000 and $400,000 for the years ended December 31, 2001 and 2000, respectively. In July 1997, we loaned to the former officer $5,944,000 in exchange for a promissory note and the pledge of 1,882,500 shares of our common stock as collateral for such loan. During 1998, we determined that the value of the collateral underlying the loan was more than temporarily impaired and that a writedown of the book value of the note would be required. For accounting purposes, we wrote off the entire remaining book value in a non-cash charge to earnings in the fourth quarter of 1998. Under a new agreement in 1999, the 1,882,500 shares of our common stock held as collateral were retired and the value of these shares at that date was applied as a credit against the total indebtedness of the former officer. After applying a credit for the retired stock of $3,142,000, the officer entered into a new note in the amount of $3,615,000. The note was fully repaid in the third quarter of 2001.

Interest and Investment Income

      Interest and investment income was approximately $323,000, $751,000 and $1,066,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease over the years was due to lower average invested cash balances and lower interest rates.

Interest and Investment Expense

      Interest and investment expense was approximately $361,000, $334,000 and $36,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase over the years was from the interest accrued on outstanding convertible notes.

Liquidity and Capital Resources

      At June 30, 2003 and December 31, 2002, we had $26,372,000 and $21,150,000, respectively, in cash, cash equivalents and short-term investments, $685,000 of which was restricted cash at each date. Our short-term investments consist primarily of highly liquid marketable securities.

      Net cash provided by operating activities amounted to $112,000 for the six-month period ended June 30, 2003 as compared to net cash used in operating activities in the amount of $2,571,000 in the corresponding period in 2002. The change was primarily due to net income in the 2003 period compared to net loss in the 2002 period and increases in accounts payable partially offset by increases in accounts receivable during the six-month period ended June 30, 2003 and an increase of $2,461,000 in deferred revenue during the 2002 period.

      Net cash provided by financing activities amounted to $5,042,000 for the six-month period ended June 30, 2003 and consisted of $2,513,000 from the exercise of outstanding warrants to purchase common stock by institutional investors, gross proceeds of $1,800,000 from a direct placement to affiliates of Sigma-Tau in January 2003, less $13,000 in financing-related costs, $631,000 related to exercises of outstanding options under our employee stock option plans, and $111,000 from the issuance of common stock under our employee stock purchase plan.

      Our contractual obligations and other commitments as of June 30, 2003 were as follows:

		Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible notes payable	$5,600,000	—	$5,600,000	—	—
Operating leases	5,551,000	$650,000	4,028,000	$873,000	—
Minimum annual royalty obligations	390,000	65,000	195,000	130,000	—

Total contractual obligations	$11,541,000	$715,000	$9,823,000	$1,003,000	—

		Amount of Commitment Expiration Per Period
	Total
	Amount	Less than			After
Other Commercial Commitments	Committed	1 Year	1-3 Years	4-5 Years	5 Years

Letters of credit	$685,000	$685,000	—	—	—

      We intend to give priority use of our financial resources toward funding ZADAXIN clinical programs in the United States. We believe our existing capital resources and interest on funds available are adequate to maintain our current and planned operations through at least the next twelve months; however, we will need to obtain additional capital to support our long-term product development. Assuming approval of ZADAXIN by the FDA and other regulatory authorities, we may also require additional capital for our commercialization programs. The need, timing and amount of additional funding will depend upon numerous factors, including the level of ZADAXIN sales, the timing and amount of manufacturing costs related to ZADAXIN, the availability of complementary products, technologies and businesses, the initiation and continuation of pre-clinical and clinical trials and testing, particularly ZADAXIN trials in the United States and Japan, the timing of regulatory approvals, developments in relationships with existing or future collaborative parties and the status of competitive products. In the event we need to raise additional capital, our inability to obtain financing in a timely manner could prevent or delay our long-term product development and commercialization programs, either of which would severely hurt our business.

Income Taxes

      At December 31, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $71,400,000 which expire in the years 2006 through 2022. The difference between the cumulative losses for financial reporting purposes and federal income tax purposes is primarily attributable to losses incurred by our foreign subsidiaries. At December 31, 2002, we had federal tax credit carryforwards of approximately $4,100,000, which expire in the years 2009 through 2022.

      Because of the “change in ownership” provisions of the Internal Revenue Code, a portion of our net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

Critical Accounting Policies

General

      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the “Notes to the Consolidated Financial Statements” included elsewhere in this prospectus. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate the relevance of our estimates. We base our estimates on historical experience and on various other market-specific assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We cannot assure you that actual results will not differ from those estimates.

Revenue Recognition

      We recognize revenue from product sales at the time of shipment. There are no significant customer acceptance requirements or post-shipment obligations on our part. Sales to importing agents or distributors are recognized at time of shipment when title to the product is transferred to them, and they do not have contractual rights of return except under limited terms regarding product quality. However, we will replace products that have expired or are deemed to be damaged or defective when delivered. Payments by the importing agents and distributors are not contingent upon sale to the end user by the importing agents or distributors.

      Contract revenue for research and development is recorded as earned based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and for which there is no continuing involvement by us, are recognized on the earlier of when the payments are received or when collection is assured.

      Revenue associated with substantive performance milestones is recognized based on the achievement of the milestones, as defined in the respective agreements and provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement and (ii) there are no future performance obligations associated with the milestone payment.

Accounts Receivable

      We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For the year ended December 31, 2002, sales to six importing agents in China accounted for 88% of our product sales and sales to four importing agents accounted for 89% and 86% of our product sales for the years ended December 31, 2001 and 2000, respectively. In 2002, the largest customer accounted for 41% of sales and the second largest customer accounted for 27% of sales. No other customer accounted for more than 10% of sales in 2002. In 2001, the largest customer accounted for 47% of sales and the second largest customer accounted for 30% of sales. No other customer accounted for more than 10% of sales in 2001. In 2000, the largest customer accounted for 63% of sales and the second largest customer accounted for 14% of sales. No other customer accounted for more than 10% of sales in 2000. As of December 31, 2002, approximately $8,627,000 or, 87% of our accounts receivable were attributable to four customers in China. We perform on-going credit evaluations of our customers’ financial condition, and generally do not require collateral from our customers. We maintain reserves for credit losses, and such losses have been within our expectations. We recognize reserves for bad debts ranging from 25% to 100% of past due accounts receivable based on the length of time the receivables are past due and our collectibility experience.

Inventories

      Our inventories are stated at the lower of cost or realizable market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current inventory levels. It is possible that changes in inventory reserves may be required in the future due to a change in market conditions.

Impairment of Intangible Assets

      At December 31, 2002, we had net intangible assets of $682,000 related to ZADAXIN product rights and had never recorded any impairment losses related to intangible assets. In assessing the recoverability of our intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Research and Development Expenses

      Our phase 3 clinical trials in the United States have increased and will increase our research and development expenses. Research and development expenses are charged to operations as incurred. Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous institutions that conduct the clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. Expenses related to grants to the institutions are accrued based on the level of patient enrollment and activity according to the protocol. In general, these expenses will be higher for the initial and final months of a patient’s scheduled 18 months of treatment and observation. Expenses relating to the clinical research organization managing the trials and laboratory and other direct expenses are recognized in the period they are incurred and the services performed. We monitor patient enrollment levels and related activity to the extent possible and adjust our estimates accordingly; however, if management has underestimated activity levels associated with various studies at a given point in time, we could underestimate our actual research and development expenses.

Quantitative and Qualitative Disclosures About Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality United States government and agency obligations. Our investments in United States government and agency obligations are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short term securities and maintain an average maturity of less than one year. A hypothetical 60 basis point increase in interest rates would result in an approximate $88,392 decrease (0.6%) in fair value of our available-for-sale securities.

      The potential change noted above is based on sensitivity analyses performed on our financial position at June 30, 2003. Actual results may differ materially.

BUSINESS

Overview

      SciClone Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the development and commercialization of therapeutics to treat life-threatening diseases. We are currently evaluating our lead product, ZADAXIN, in several late stage clinical trials for the treatment of patients with HCV, HBV and certain types of cancer. Our primary focus is the successful completion of our two ongoing ZADAXIN phase 3 HCV clinical trials in the United States. We believe the worldwide market for HCV therapies was approximately $2.5 billion in 2002 and will exceed $8 billion in 2012. If approved by the FDA, we expect ZADAXIN to complement existing HCV therapies and to expand the HCV market opportunity. In addition to the HCV trials, we are also evaluating ZADAXIN in a recently completed phase 3 hepatitis B clinical trial in Japan, an ongoing phase 2 malignant melanoma clinical trial in Europe with our exclusive European marketing partner, Sigma-Tau, and two ongoing phase 2 pilot studies in the United States for the treatment of liver cancer. Our other drug development candidates include SCV-07, a potentially orally available therapeutic to treat viral and infectious diseases, and other products to treat cystic fibrosis.

      We are currently evaluating ZADAXIN in the United States in two multi-center, randomized and double-blinded phase 3 clinical studies for the treatment of patients with HCV who have failed previous FDA-approved HCV therapies. The World Health Organization estimates that more than 170 million people are infected with HCV worldwide, including, according to Datamonitor, an estimated 10 million people in the three major pharmaceutical markets — the United States, Europe and Japan. The National Institutes of Health estimate that in the United States alone 4 million people are infected with HCV. The current HCV therapy of pegylated interferon alpha in combination with ribavirin is not effective in approximately half of all treated patients. In addition, this therapy often induces severe toxicities. Our clinical trials are designed to demonstrate that ZADAXIN, in combination with pegylated interferon alpha, is effective in treating HCV patients who have not responded to prior HCV therapies. We expect to complete enrolling patients in the two phase 3 clinical trials in the fourth quarter of 2003 and the first quarter of 2004, respectively, and expect all patients to have completed therapy and the follow-up period by the second half of 2005.

      On June 25, 2003, we announced results from our ZADAXIN phase 3 hepatitis B trial in Japan. Efficacy measurements showed 20% of patients demonstrated a sustained seroconversion, defined by the loss of the hepatitis B virus e-antigen and the development of antibody to the e-antigen. Patients with chronic hepatitis B who demonstrate a sustained seroconversion are widely considered to be cured of their chronic hepatitis B. We believe the data reported from this trial show that ZADAXIN administered as a monotherapy could be a safe and effective addition to therapies currently available in Japan for the treatment of hepatitis B. We intend to use these data as the basis for a regulatory filing in Japan for the treatment of chronic hepatitis B.

      In Europe, we are working with Sigma-Tau for the development and commercialization of ZADAXIN. We and Sigma-Tau intend to use data from our U.S. phase 3 HCV clinical trials, if they are positive, to pursue regulatory approval for ZADAXIN for this indication in Europe. In addition, Sigma-Tau is evaluating ZADAXIN in Europe in a phase 2 malignant melanoma clinical trial.

      ZADAXIN has been approved for sale in China for the treatment of HBV and by the ministries of health in over 30 countries for various antiviral and oncological indications. We estimate that ZADAXIN has been administered to over 10,000 patients to date in both clinical and commercial use, alone and in combination with antiviral and anticancer drugs, without producing any reported ZADAXIN-specific significant side effects or toxicities.

      ZADAXIN is a synthetic preparation of a naturally occurring peptide known as thymosin alpha 1, also known as thymalfasin. We have maintained exclusive commercial and marketing rights to ZADAXIN for all indications in the United States. We have patents relating to the use of ZADAXIN as a therapy for HCV that do not expire until 2015 in the United States and until 2012 in Japan and the major commercial markets in Europe. We also have patents relating to the use of ZADAXIN in Japan as a therapy for HBV that do not expire until 2012.

Hepatitis C and the Limitations of the Current Standard of Care

      HCV is one of the world’s most prevalent blood borne chronic infectious diseases, and there is currently no approved or available vaccine to prevent HCV infection. The World Health Organization estimates that 170 million people are infected with HCV worldwide, including, according to Datamonitor, 10 million in the three major pharmaceutical markets — the United States, Europe and Japan. The National Institutes of Health estimate that in the U.S. alone 4 million people are infected with HCV. HCV generally attacks the liver and, if not successfully treated, often leads to more serious complications, including cirrhosis of the liver, liver failure and liver cancer. According to the Centers for Disease Control, annual HCV-related deaths in the United States are expected to increase substantially from 10,000 in 2001. Frequently, people with HCV are not aware that they have the disease since symptoms at the onset of infection are generally mild. As a result, despite the relatively high prevalence of HCV, Datamonitor estimates that only 195,000 people infected with HCV in the United States were treated for the virus in 2001. Typically, liver damage develops gradually over a period of as much as 20 years or more before serious symptoms of the disease become apparent. In the United States, Europe and Japan, many people infected with HCV acquired the disease from blood transfusions received prior to the implementation of screening the blood supply for HCV in the early 1990s. Given the slow progression of the disease and the relatively high rate of infection prior to 1990, we expect the number of individuals seeking treatment for HCV to increase significantly over the next several years. As a result, we believe the worldwide market for HCV therapies will grow from $2.5 billion in 2002 to over $8.0 billion in 2012.

      The current standard of care for HCV patients is the new longer-acting pegylated form of interferon alpha, typically used in combination therapy with the antiviral drug ribavirin. Interferon alpha, an injectable drug, is a recombinant version of a natural substance the body produces in response to viral infection. Interferon alpha helps uninfected cells resist infection and assists in stimulation of the body’s immune system to clear infected cells. Ribavirin is a nucleoside analog that improves the efficacy of interferon alpha therapy for HCV, however, ribavirin by itself has not been shown to be effective in the treatment of HCV. Interferon alpha therapy often induces severe toxicities, and treatment with ribavirin introduces additional toxicities. Many patients cannot, or will not, tolerate a complete 12 month course of interferon alpha and ribavirin at approved optimal doses, and dose reduction of one or both drugs is commonly prescribed. Consequently, efficacy may be reduced.

      Current HCV therapy of pegylated interferon alpha and ribavirin is effective in just over half of all treated patients. One of the primary factors in determining the chances of successful therapy for a patient is the strain of the hepatitis C virus infecting the patient. In the United States, we estimate that 75%, or 3 million, of all HCV carriers are infected with a particularly difficult to treat strain called genotype 1. Of these carriers, we estimate that 2 million are infected with a high viral load of HCV genotype 1, for whom current therapy is even less effective, producing a sustained response in only 30% of these patients. The large majority of patients who fail current therapy (non-responders) have a high viral load of HCV genotype 1. Non-responders seldom respond to re-treatment with the same therapy.

ZADAXIN Treatment for HCV

      We are developing ZADAXIN in combination with pegylated interferon alpha to be the first FDA approved therapy for the treatment of HCV in non-responders. ZADAXIN is a pure synthetic preparation of thymosin alpha 1, a substance that circulates naturally and is instrumental in the body’s immune response to viral infections and certain cancers. After the administration of a single, standard 1.6 mg subcutaneous dosage of ZADAXIN, the circulating levels of thymosin alpha 1 are temporarily increased 50 to 100 times its normal level in the body. Published scientific and clinical studies have shown that ZADAXIN helps stimulate and direct the body’s immune response to eradicate HCV, HBV, other infectious diseases and certain cancers. We estimate that over 10,000 patients have used ZADAXIN in both clinical and commercial use, alone and in combination with antiviral and anticancer drugs, without any reported significant ZADAXIN-specific side effects or toxicities.

      ZADAXIN elicits a variety of immune system responses against viruses and cancer cells. One such response is the increase in white blood cell production and differentiation into CD-4 helper-cells, specifically towards differentiation of T helper 1 (Th1) cells. Studies have shown that a Th1-directed immune response is fundamental to the eradication of certain viral diseases, such as HCV and HBV as well as certain cancers.

      At the same time, ZADAXIN helps increase the production of CD-8 white blood cells and NK, or natural killer, cells, a population of cells able to directly attack and kill virally-infected and certain cancer cells. In addition, ZADAXIN increases Th1 cytokines such as interleukin-2 (IL-2) and gamma interferon. It also decreases production of Th2 cytokines such as IL-4. Both of these activities are important in an effective cellular response to a HCV infection. Moreover, ZADAXIN reduces T-cell apoptosis, or programmed cell death, which allows these beneficial cells to circulate for a longer period of time. ZADAXIN also exhibits direct antiviral effects by enhancing the expression of surface-marker proteins on virally-infected and certain cancer cells. These surface markers help the body’s immune system recognize and target both virally infected and cancer cells for eradication.

          HCV Clinical Trials

      We are conducting two phase 3 HCV clinical trials in the United States using ZADAXIN in combination with pegylated interferon alpha as a therapy for non-responders. If this combination therapy is approved by the FDA, we believe that ZADAXIN could be beneficial in combination with current therapy (pegylated interferon alpha with or without ribavirin) as a first course of therapy for all HCV patients. ZADAXIN is the only non-interferon based new drug that we know of currently in phase 3 HCV clinical trials in the United States.

      We are currently enrolling non-responder HCV patients in two multi-center, randomized, and double-blinded phase 3 clinical trials. Each trial will enroll a total of 500 patients. One trial is enrolling patients with mild cirrhosis of the liver and the other trial is enrolling patients with no cirrhosis. We currently expect to complete the enrollment process for the non-cirrhotic trial by the end of the fourth quarter of 2003 and for the mild cirrhotic trial by the end of the first quarter of 2004. In each of the clinical trials, patients are being assigned to a 12-month course of ZADAXIN plus pegylated interferon alpha or placebo plus pegylated interferon alpha. After completing treatment, the patients will be followed for a six-month observation period. These treatments and follow-up periods are designed to be consistent with the FDA standard for demonstrating sustained response to HCV therapy. We currently expect all patients to have completed therapy and the follow-up period by the second half of 2005. Primary endpoints are a sustained virological response (clearance of the hepatitis C virus) and an improvement in the liver histological activity index measured at the end of the six-month observation period. Secondary endpoints are the same as the primary endpoints, but are measured at the end of the 12 months of therapy. These trials are designed to provide statistically significant results, and together represent one of the largest HCV clinical studies of patients in the United States conducted to date. Successful completion of both of these trials would likely be necessary for U.S. regulatory approval.

      The PEGASYS brand of pegylated interferon alpha for both trials is being provided at no cost to us by F. Hoffmann La-Roche, which receives the right to use the data resulting from the trials but does not receive any marketing rights to ZADAXIN or the combination therapy.

      Published data indicate ZADAXIN in combination with pegylated interferon alpha has the potential to benefit HCV non-responders. In a 12-week dose-ranging study, we treated 31 non-responders, all with a high viral load of genotype 1, with ZADAXIN in combination with pegylated interferon alpha. The data showed early virologic response rates in each dosing regimen, ranging from 20 to 36 percent. These data, which showed increasing dose-related response rates, suggest ZADAXIN’s potential to add to the antiviral effects of pegylated interferon alpha. Early virologic response is suggested to be an early indicator of sustained response. A sustained response is evidence of complete clearance of the virus from the body six months after completion of 12 months of therapy. A sustained responder is considered effectively cured of HCV.

      In addition to the 12-week study, a pooled analysis from several previous clinical studies suggested that non-responders retreated with a combination of ZADAXIN and non-pegylated interferon alpha had a 22% response rate (clearance of the hepatitis C virus). By comparison, in separate studies non-responders retreated with a combination of non-pegylated interferon alpha and ribavirin had a 8-15% response rate. Comparisons between trials conducted under different conditions may be useful, but should not be relied upon as conclusive evidence as to relative therapeutic benefit.

ZADAXIN Treatment for HBV

      HBV is another highly prevalent blood borne chronic infectious disease. The acute phase of the disease often leads to cirrhotic complications and progression to liver cancer. The World Health Organization estimates that more than 350 million people worldwide are chronically infected with HBV. There are effective HBV vaccines that account for the relatively low incidence of the virus in certain markets, such as the United States, with only 1.3 million chronically infected. However, in many areas of the world, particularly in Asia, the virus is highly prevalent.

      According to Datamonitor, the worldwide market for HBV therapeutics was $325 million in 2001 and is expected to increase to over $1.5 billion in 2010. We believe significant pharmaceutical markets for HBV therapy exist in Japan, China, Southern Europe and the Middle East based on the prevalence of HBV and the economic demographics in these territories. In Japan, Datamonitor estimates that there are 3.7 million chronically infected HBV carriers. We have regulatory approval and are marketing ZADAXIN as a HBV therapy in certain countries, most notably in China.

      To effect a cure for chronic infection, a HBV therapy must induce a durable interruption of viral replication which will lead to a sustained response. We believe that current HBV therapies in the United States, Europe and Japan are inadequate in safely achieving this goal of a sustained response. In Japan, these therapies include interferon alpha and the nucleoside analogue lamivudine.

      Interferon alpha, an injected drug, is effective in stopping hepatitis B viral replication in approximately 40% of patients. However, many patients are unable to tolerate the recommended four months of therapy administered at doses three to four times that of interferon alpha’s recommended HCV therapy dose. The severe side effects frequently require dose reduction and even termination of therapy. Lamivudine, an oral drug, is effective in suppressing the virus and slowing the progression of liver disease. However, after therapy is stopped the virus typically rebounds, sometimes so strongly it can be fatal. Another concern is that prolonged use of lamivudine causes the hepatitis B virus to mutate, sometimes to a form resistant to the drug, making therapy even more problematic. Viral mutations are common after just one year of therapy. Adefovir, an oral drug recently approved in the United States and Europe but presently not in Japan, is a nucleotide reverse transcriptase inhibitor that, like lamivudine, suppresses hepatitis B viral replication while the drug is taken. It is uncertain yet whether prolonged use of adefovir will lead to resistant viral mutations.

HBV Clinical Trials

      We recently completed a phase 3 clinical trial in Japan using ZADAXIN as a hepatitis B monotherapy. This clinical trial was designed to demonstrate a clinical benefit, measured by an analysis of a combination of safety and efficacy data points. Similar in design to other Japanese HBV studies, this trial did not include an untreated group of patients. Patients received either a 1.6 mg/ twice a week dose of ZADAXIN or a 0.8 mg/twice a week dose of ZADAXIN for six months and were observed for a period of 12 months after ending therapy. A total of 283 patients were compliant with the 18-month protocol and qualified for evaluation at the end of the study. No significant drug-related side effects or toxicities were reported.

      In the 1.6 mg arm of the trial, 29% of patients had negative HBV viral DNA, 23% of patients demonstrated a successful interruption of viral replication and 22% of patients demonstrated a sustained seroconversion of the HBV e-antigen. In the 0.8 mg arm of the trial, 26% of patients had negative hepatitis B viral DNA, 23% of patients demonstrated a successful interruption of viral replication and 19% of patients demonstrated a sustained seroconversion of the HBV e-antigen. Patients with chronic HBV who demonstrate a sustained seroconversion after therapy and follow-up observation are widely considered to be cured of their chronic HBV.

      The trial included what we believe was a large number of patients who are more difficult to treat. Upon entry into the trial, 39% of patients had failed prior therapy with interferon alpha and 24% of patients had severe liver fibrosis. We believe the results of this study compare favorably to the published data from other approved HBV therapies. Lamivudine produced a seroconversion of the HBV e-antigen in 16% of Asian patients after 12 months of therapy. In a separate study, adefovir dipivoxil produced a seroconversion of the HBV e-antigen in 12% of patients after 12 months of therapy. The lamivudine and adefovir dipivoxil studies had different treatment regimens from our Japanese trial. Comparisons between trials conducted under different conditions may be useful but cannot be relied upon as conclusive evidence as to relative therapeutic benefits.

      We have begun the preparation process for the JNDA, or Japanese New Drug Application. The new drug approval process in Japan involves many levels of review by the Japanese Ministry of Health before safety and efficacy data are presented to the medical reviewers of the Ministry’s Evaluation and Licensing Division. If the safety and efficacy review is successful, the Ministry of Economy evaluates comparable pricing information before establishing a reimbursement price for a drug. This entire process is demanding and typically requires 18 months or more from the date of submission of a JNDA. We have patents in Japan relating to the use of ZADAXIN to treat HBV that expire in 2012.

      In 1994, Alpha 1 Biomedical, from which we acquired certain rights to thymosin alpha 1, presented results from their 99 patient phase 3 clinical trial of thymosin alpha 1 as a monotherapy for HBV. Their trial did not produce statistically significant results and was never submitted to the FDA. We believe the results of their trial were attributable to a combination of a lack of understanding, at the time, of ZADAXIN’s mechanism of action which led to a poor trial design and the related small number of enrolled patients. Thymosin alpha 1 scientific data published subsequent to 1994 have allowed us to improve the design of SciClone’s clinical trials, which we believe will lead to more definitive results.

ZADAXIN Treatment in Oncology

      We believe that ZADAXIN’s mechanism of action and highly specific role in activating and directing an immune response make it a potential therapeutic for various cancers, including malignant melanoma and liver cancer.

      Malignant melanoma is one of the deadliest forms of cancer. There are 50,000 new melanoma cases diagnosed annually in the United States and Europe and the median survival for late-stage malignant melanoma patients is only five months. Current malignant melanoma therapies include interferon alpha and the chemotherapy drug dacarbazine (DTIC).

      Our partner, Sigma-Tau, is currently enrolling patients in a phase 2 malignant melanoma clinical trial in Europe. The trial is designed to demonstrate a clinical benefit from using ZADAXIN in combination with standard chemotherapy. This clinical trial is being funded and conducted by Sigma-Tau, which has exclusive marketing rights for ZADAXIN in most Western European countries. Sigma-Tau is currently enrolling stage 4 (metastatic) malignant melanoma patients and plans to enroll over 300 patients in this trial. All patients in this four-arm study are receiving DTIC chemotherapy. In addition to receiving DTIC, each patient is randomly assigned to receive either ZADAXIN (in varying doses), interferon alpha, or ZADAXIN plus interferon alpha. Patients are receiving six months of therapy and will be observed for a period of 12 months after the end of therapy. The endpoints are tumor response and survival. The results of this clinical trial, if positive, are expected to be used in the design of a ZADAXIN combination therapy phase 3 clinical trial for malignant melanoma.

      We are also conducting two phase 2 pilot studies to explore the use and effectiveness of ZADAXIN in other cancer indications including liver cancer.

Other Drug Development Programs

      Although most of our resources and efforts are concentrated on developing ZADAXIN, our additional product development opportunities include a potentially orally administered therapeutic to treat viral and infectious diseases and products to address the protein-based disorder that causes cystic fibrosis.

SCV-07

      We acquired the rights to a new class of immunomodulators that stimulate the immune system in a manner similar to ZADAXIN. One of these is SCV-07, which also has the potential to be administered orally. SCV-07 has been used in clinical trials in Russia for the treatment of tuberculosis with promising results. We are seeking to conduct additional clinical trials to test the optimal dosing and oral administration of SCV-07 in the treatment of infectious diseases with the intention of opening an Investigational New Drug application (IND) to study SCV-07 in the United States.

CPX for Cystic Fibrosis

      CPX, a novel small molecule protein-repair therapy, is one of our drug development candidates targeted for the treatment of cystic fibrosis, a fatal genetic disorder among Caucasians. Prior to any further clinical trials, we will need to examine the formulation of CPX as it has shown erratic absorption patterns in cystic fibrosis patients.

Our Strategy

      Our objective is to be a leader in the development and commercialization of novel drugs that can be effective primarily in the treatment of infectious diseases and cancer. We plan to pursue this objective by:

•	Successfully commercializing ZADAXIN in the United States. We have retained all of the commercialization rights to ZADAXIN in the United States. We will continue to evaluate a number of strategic options with respect to commercializing this product if it is approved by the FDA for marketing in the United States. These may include developing or contracting a professional sales force or licensing certain rights to ZADAXIN to a pharmaceutical company. Should the U.S. phase 3 clinical trial results be favorable, we believe that our ability to negotiate attractive financial terms will be enhanced.

•	Continuing to expand sales of ZADAXIN in countries outside the United States. We intend to continue to expand sales of ZADAXIN worldwide for indications for which we are currently approved and for other indications for which we are seeking approval, including HCV, HBV and certain cancers. In the European Union, we intend to pursue clinical development, obtain regulatory approvals and commercialize ZADAXIN, initially in cancer and HCV, through our exclusive marketing partner, Sigma-Tau. In Japan, we intend to use our recent HBV clinical trial data to apply for regulatory approval for ZADAXIN in that country. We will continue to seek approvals and expand marketing opportunities for our products in major markets in the developing world through our international marketing subsidiary.

•	Developing new delivery technologies for ZADAXIN. We intend to identify and develop new delivery technologies for ZADAXIN in order to enhance its use, strengthen our proprietary position and extend the exclusivity period for ZADAXIN as a treatment for HCV in combination with current and future therapies.

•	Focusing our resources on developing late-stage products. We focus our financial resources on the late-stage clinical development of our products. In doing so, we seek to leverage the resources and expertise of others by contracting with clinical research organizations and contract manufacturers for ZADAXIN in both Europe and the United States. We manage our international sales operations to generate funding for the late-stage development of our products rather than devoting these and other resources to early stage discovery and product development.

•	Selectively in-licensing or acquiring new products. We intend to further leverage our core expertise in immunology and cancer and selectively in-license or acquire product development candidates in the areas of infectious disease and cancer. We specifically focus on in-licensing or acquiring products in pre-clinical or later stages of development that we can rapidly exploit through our development expertise.

Intellectual Property and Proprietary Rights

Patents

      An important element of our product development strategy is to seek regulatory approval for our products for indications with significant market potential and where we have a strong proprietary position through patents covering use, process, or composition of matter of our products. For our lead product ZADAXIN, we have patents relating to the use of thymosin alpha 1 for certain diseases and its process of manufacture.

      We have patents relating to the use of ZADAXIN as a therapy for HCV that do not expire until 2015 in the United States and until 2012 in Japan and the major commercial markets in Europe. We also have patents relating to the use of ZADAXIN in Japan as a therapy for HBV that do not expire until 2012. In addition, patents relating specifically to the use of thymosin alpha 1 in treating HCV in non-responders to interferon alpha treatment have been issued to us in the United States and various international markets.

      We are the exclusive licensee or owners of patents that have been issued in the United States, Japan, China and other international markets relating to the treatment of HBV using thymosin alpha 1. We are also the exclusive licensee of patents that have been issued in the United States, a majority of European countries, Japan, and other international markets that relate to the use of thymosin alpha 1 to treat small cell and non-small cell lung cancer. Several corresponding additional patent applications have been issued or patent applications are pending in other countries for each of the above named indications.

      For process patents, we are either a patentee or exclusive licensee of use and process patents related to the method of making and therapeutic uses of thymosin alpha 1. Our process patents are directed to methods of making thymosin alpha 1 and have been issued in the United States, a majority of European countries, Japan, Canada, Hong Kong, Taiwan and South Korea. Although the composition of matter patents related to thymosin alpha 1 have expired in the major pharmaceutical markets, we have several composition of matter patents and applications directed to analogs and derivatives of thymosin alpha1 which have been granted in the United States and in important international markets. Our commercialized product, and the product we are using in our clinical trials, is thymosin alpha 1 and not an analog or derivative. However, we continue to seek additional proprietary rights relating to the use of thymosin alpha 1. We are the exclusive licensee of an issued U.S. patent relating to the composition of matter of SCV-07 and related compounds, as well as similar pending foreign patent applications.

      We are the exclusive licensee of an issued U.S. patent relating to the use of CPX to treat cystic fibrosis, as well as an issued U.S. patent and pending foreign patent applications covering CPX analogs and their use in treating cystic fibrosis.

Proprietary Rights

      In addition to our patent protection, we intend to use other means to protect our proprietary rights. We are pursuing marketing exclusivity periods that are available under regulatory provisions in certain countries including the United States, Europe and Japan. These marketing exclusivity periods benefit the holder of the first marketing approval for new chemical entities or their equivalents for a given indication.

      Orphan Drug protection has been or will be sought where available if such protection also grants additional market exclusivity. We hold an Orphan Drug product designation for thymosin alpha 1 for hepatocellular carcinoma, HBV, and DiGeorge Anomaly in the United States and for hepatocellular carcinoma in Europe. We hold an Orphan Drug product designation for CPX to treat cystic fibrosis in the United States and Europe and are pursuing other types of protection where applicable.

      We have filed trademark applications worldwide for ZADAXIN and other trademarks that appear on our commercial packaging and promotional literature. Copyrights for the commercial packaging may prevent counterfeit products or genuine but unauthorized products from entering a particular country by parallel importation. We have also implemented anti-counterfeiting measures on commercial packaging and plan to register the packaging with customs departments in countries where such procedures exist. We also rely upon trade secrets, which we seek to protect in part by entering into confidentiality agreements with our employees, consultants, corporate partners, suppliers and licensees.

Marketing and Sales

      We have received approvals to market and sell ZADAXIN from the ministries of health in over 30 countries primarily in Asia, the Middle East and Latin America. ZADAXIN’s approvals are principally for the treatment of HBV and also in certain countries as a vaccine or chemotherapy adjuvant for patients with weakened immune systems. We currently focus our marketing and sales efforts, through our wholly-owned international subsidiary, SciClone Pharmaceuticals International Ltd. (SPIL), in China and other select countries where we believe our efforts will have a near term effect on our revenues. In addition, we and our marketing partners are currently pursuing regulatory approvals in the United States, Europe and Japan, which, if obtained, would allow us to market and sell ZADAXIN in those countries.

      ZADAXIN sales are made in U.S. dollars and are managed by SPIL. SPIL is registered in the Cayman Islands, headquartered in Hong Kong and has international offices in Beijing, Hong Kong, Shanghai and Singapore. SPIL manages a distribution center in Hong Kong that receives shipments of ZADAXIN manufactured in Europe under contract agreements and distributes from there to international markets. Under our established distribution arrangements, local importers and distributors are responsible for the importation, inventory, distribution and invoicing of ZADAXIN.

      Our largest single market for ZADAXIN is currently China, which accounted for 88%, 89% and 86% of ZADAXIN sales for the years ended December 31, 2002, 2001 and 2000, respectively. China is the world’s most populous nation and also has the largest population of HBV, HCV and liver cancer patients.

      Although China and other developing countries generally do not reimburse patients for relatively expensive therapies such as ZADAXIN, the drug has historically been used by patients on a private payment basis in these countries.

      In China, SPIL sells ZADAXIN to well-established, government licensed importing agents. Sales are made on a no returns basis, except under limited terms regarding product quality. These importing agents in turn sell ZADAXIN to four licensed distributors who then distribute ZADAXIN to hospital pharmacies and physicians throughout the country. In addition to its Hong Kong office, SPIL also operates representative offices in Beijing and Shanghai, and employs a medical education team of approximately 60 full time employees in China to promote physicians’ knowledge and use of ZADAXIN.

      In China and the other markets where ZADAXIN is approved and actively marketed, our marketing activities include providing ZADAXIN-related medical education, clinical experience programs and participation in regional and international liver disease related medical conferences. When appropriate, these programs will extend into other markets where ZADAXIN has regulatory approval.

      In the United States, we currently are conducting phase 3 clinical trials for the treatment of HCV patients who have failed previous HCV therapies. If these clinical trials are successful we intend to seek FDA approval. We are considering partnering arrangements for the marketing of ZADAXIN, if it is approved for use in the United States; however, we may decide to market and sell ZADAXIN directly.

      In the European Union (EU), Sigma-Tau is our exclusive marketing and development partner for ZADAXIN. As part of our collaborative agreement, we have agreed to provide our U.S. HCV phase 3 clinical trial data to Sigma-Tau’s to assist their efforts in obtaining regulatory approval in the EU for ZADAXIN in HCV therapy. In addition, Sigma-Tau intends to seek EU regulatory approval for ZADAXIN for other indications and is currently conducting and funding a large phase 2 clinical trial using ZADAXIN in combination therapy for malignant melanoma.

      In Japan, we have recently completed a phase 3 clinical trial for ZADAXIN as a monotherapy for HBV, and we interpret the data from this trial as positive. We have begun the preparation process for a Japanese New Drug Application. For more information, see discussion of this announcement in “Business — ZADAXIN Treatment for HBV” above. Schering-Plough is currently our exclusive marketing partner for ZADAXIN in Japan.

Manufacturing

      ZADAXIN is manufactured for us by third parties under exclusive contract manufacturing and supply agreements. We closely monitor production runs of ZADAXIN and regularly conduct our own quality assurance audit programs. We believe the manufacturing facilities of our contract suppliers are in compliance with the FDA’s current Good Manufacturing Practices, and the Japanese or European equivalents of such standards.

      For our phase 3 clinical trials in the United States and Japan, ZADAXIN is manufactured by our contract suppliers in the United States. For our phase 2 clinical trial in Europe and for sale in other international markets where approved, ZADAXIN is manufactured by our contract suppliers in Europe.

      In the event of the termination of an agreement with any single supplier, we believe that we would be able to enter into arrangements with similar terms with other suppliers. We do not intend to acquire or establish our own dedicated manufacturing facilities for any of our products at this time. We believe that our current manufacturing partners have enough manufacturing capacity to meet potential market demand should ZADAXIN be approved for the treatment of HCV.

Competition

      There are few drugs currently approved by the FDA for the treatment of HCV or HBV. For the treatment of HCV in the United States, there are currently two versions of pegylated interferon alpha being marketed, one by Schering-Plough under the trade name “Peg-Intron,” the other by F. Hoffmann La-Roche under the trade name “PEGASYS.” Schering-Plough markets ribavirin under the trade name “Rebetol” and F. Hoffmann La-Roche sells a separate brand of ribavirin under the trade name “COPEGUS.” In previous clinical studies, ZADAXIN has demonstrated the ability to add to the antiviral effects of pegylated interferon alpha without adding to the side effects caused by that drug. Of the many future potential HCV therapies being developed, ZADAXIN is the only non-interferon new therapy currently in phase 3 clinical trials in the United States and we believe that other new therapies are in earlier stages of development.

      For the treatment of HBV, current therapies marketed include interferon alpha, nucleoside analogues such as lamivudine, and the nucleotide reverse transcriptase inhibitor adefovir. In previous clinical studies, ZADAXIN as a monotherapy has demonstrated up to the same efficacy as interferon alpha without producing adverse side effects. Moreover, in small studies ZADAXIN in combination with interferon alpha or lamivudine has demonstrated significantly higher efficacy rates without producing additional side effects.

      There are numerous methods to treat other viral diseases and cancer and new therapeutic options continue to be developed.

      Our competitors include biopharmaceutical companies, biotechnology firms, universities and other research institutions, both in the United States and abroad, that are actively engaged in research and development of products in the therapeutic areas we are pursuing, particularly HCV, HBV and cancer. Competitors are currently marketing drugs for HCV, HBV and cancer, or have products in late-stage clinical trials. We believe that the principal competitive factors in this industry include the efficacy, safety, price, therapeutic regimen, manufacturing quality assurance, and patents associated with a given drug.

      Most of our competitors, particularly large biopharmaceutical companies, have substantially greater financial, technical, regulatory, manufacturing, marketing and human resource capabilities than we do. Most of them also have extensive experience in undertaking the pre-clinical and clinical testing and in obtaining the regulatory approvals necessary to market drugs. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. Where comparable products are marketed by other companies, price is a competitive factor.

      In the United States, our product ZADAXIN is being evaluated in combination with pegylated interferon alpha for the treatment of hepatitis C patients who have failed to respond to prior therapy with interferon alpha (pegylated or non-pegylated) plus ribavirin or with either form of interferon alpha alone. We intend to position ZADAXIN as a complementary rather than competitive drug to many of these therapies, although we may not be successful. Other companies are researching, developing, or marketing other products for use alone or in combination with interferon alphas or pegylated interferon alphas for clinical indications including HCV and HBV. Such competitive products include ribavirin, allegedly improved ribavirin molecules and other products not yet in late stage clinical trials such as therapeutic vaccines and reverse transcriptase inhibitors. In addition, we expect continuing advancements in and increasing awareness of the use of immune system enhancer therapy to fight cancer and infectious diseases and that this development may create new competitors. Our clinical trials may not show ZADAXIN to have advantages over such existing or future competitive products nor to have clinically significant synergistic value.

Employees

      As of June 30, 2003, we had 101 employees, 26 in the United States and 75 in foreign offices. From time to time, we engage the services of consultants worldwide with pharmaceutical and business backgrounds to assist in our product development and ZADAXIN commercialization activities. We plan to leverage our key personnel by continuing to make extensive use of clinical research organizations, contract laboratories, development consultants and collaborations with pharmaceutical companies to develop and market our products.

Government Regulation

      Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacturing and marketing of our products, as well as in ongoing research and development activities and in pre-clinical and clinical trials and testing related to our products. When our products are manufactured, tested or sold in the United States, they will be regulated in accordance with the Federal Food, Drug, and Cosmetic Act, commonly referred to as the FD&C Act and the U.S. Public Health Service Act. In addition to obtaining FDA approval for each product, each manufacturing establishment must be registered with the FDA. Manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with current U.S. Good Manufacturing Practices. In complying with cGMP standards, suppliers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

      The steps required before a new drug or biological product may be distributed commercially in the United States generally include:

•	conducting appropriate pre-clinical laboratory evaluations in compliance with the FDA’s Good Laboratory Practice (GLP) requirements of the product’s chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product;

•	submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an Investigational New Drug Application, or IND, and receiving FDA approval of the IND;

•	obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug into humans in clinical studies;

•	conducting adequate and well-controlled human clinical trials in compliance with the FDA’s Good Clinical Practice (GCP) requirements that establish the safety and efficacy of the drug product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion;

•	Phase 2: The drug is studied in patients to identify possible adverse effects and safety risks, to determine dose tolerance and the optimal dosage and to collect initial efficacy data;

•	Phase 3: The drug is studied in an expanded patient population at multiple clinical study sites, to confirm efficacy and safety at the optimized dose, by measuring a primary endpoint established at the outset of the study, and comparing it to that of established therapies, if any; and when required,

•	Phase 4: The drug is studied in an expanded patient population in a post-approval setting for continued monitoring of safety and sometimes continued efficacy;

•	submitting to the FDA the results of pre-clinical studies, clinical studies, and adequate data on chemistry, manufacturing and control information to ensure reproducible product quality batch after batch in a New Drug Application, or NDA, or Biologics License Application, or BLA; and

•	obtaining FDA approval of the NDA or BLA, including inspection and approval of the product manufacturing facility as compliant with cGMP requirements, prior to any commercial sale or shipment of the pharmaceutical agent.

      When used in connection with trials and filings in other countries, terms such as “phase 1,” “phase 2,” “phase 3,” “phase 4,” “new drug application” and “marketing application” refer to what we believe are comparable trials and filings in these other countries.

      After FDA approval has been obtained, the FDA will require post-marketing reporting to monitor the side effects of the drug. Further studies may be required to provide additional data on the product’s risks, benefits, and optimal use, and will be required to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. Results of post-marketing programs may limit or expand the further marketing of the product. Further, if there are any modifications to the drug, including changes in indication, labeling, or a change in the manufacturing process or manufacturing facility, a NDA or BLA supplement may be required to be submitted to the FDA.

      Additionally, after the FDA has authorized a drug product to enter commercial distribution, numerous regulatory requirements apply. These include, among others, the cGMPs, which require manufacturers to follow extensive design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA’s general prohibition against promoting drug products for unapproved or “off-label” uses; and adverse event reporting regulations, which require that manufacturers report to the FDA if their drug may have caused or contributed to a death or serious injury. The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with the applicable U.S. drug regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, refunds, recalls or seizures of products (which would result in the cessation or reduction of production volume), total or partial suspension of production, withdrawals or suspensions of current product applications and criminal prosecution.

      The FD&C Act includes provisions intended to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product.” Concurrent with or after an IND is filed, the sponsor may request designation as a fast track product, and the FDA is required to respond within 60 days.

      An advantage of fast track designation is that sponsors may submit, and the FDA may commence review of, portions of an application before the complete application is submitted, provided that the FDA approves a schedule for submission of the completed application. The sponsor of a fast track product also may seek and obtain FDA approval based upon a determination that the product has an effect on a clinical endpoint or on a surrogate endpoint that is reasonably likely to predict clinical benefit. A product approved on this basis is subject to rigorous postmarket compliance requirements, and the sponsor may be required to conduct post-approval studies to validate and/or confirm the endpoint. The FDA may withdraw approval of a fast track product if, for example, the sponsor fails to conduct required post-approval studies or disseminates false or misleading promotional materials.

      The Orphan Drug provisions of the FD&C Act provide incentives to drug and biologics suppliers to develop and supply drugs for the treatment of rare diseases, currently defined as diseases that affect fewer than 200,000 individuals in the United States or, for a disease that affects more than 200,000 individuals in the United States, where the sponsor does not realistically anticipate its product becoming profitable. Under these provisions, a supplier of a designated orphan product can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven year period of marketing exclusivity for that product for the orphan indication. The marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug for the same indication without a showing of clinical superiority. It would not prevent other types of drugs from being approved for the same use. We have been granted orphan designation by the FDA for ZADAXIN for treatment of chronic active HBV, DiGeorge Anomaly, and hepatocellular carcinoma, and for CPX for treatment of cystic fibrosis.

      In the European Union, incentives for suppliers to develop medicinal products for the treatment of rare diseases are provided pursuant to the Orphan Medicinal Products Regulation. Orphan medicinal products are those products designed to diagnose, treat or prevent a condition which occurs so infrequently that the cost of developing and bringing the product to the market would not be recovered by the expected sale of the product. In the EU, the criterion for designation is a prevalence of the relevant condition in no more than 5 per 10,000 of the population. The incentives include, amongst others, a reduction in the fees payable in respect of the marketing authorization application, protocol assistance for clinical trials in support of the application, and marketing exclusivity once the authorization is granted. In the EU, marketing exclusivity is granted to products with an orphan drug designation for a period of 10 years during which the EU will not accept another application for a marketing authorization for the same therapeutic indication in respect of a similar medicinal product, unless the second applicant can show its product is safer, more effective or otherwise clinically superior. A similar medicinal product is defined as a medicinal product containing a similar active substance as contained in the authorized orphan medicinal product.

      We have been granted orphan designation throughout the EU for ZADAXIN for treatment of hepatocellular carcinoma, and for CPX for treatment of cystic fibrosis. However, it should be noted that, as in the United States, the granting of orphan drug status in the EU does not affect the likelihood of success of obtaining regulatory approval or marketing authorization for the relevant product in any way.

      Under the Drug Price Competition and Patent Term Restoration Act of 1984, or DPCPTRA, a sponsor may be granted marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or new clinical studies were used to support the marketing application. This marketing exclusivity would prevent a third party from obtaining FDA approval for a similar or identical drug through an Abbreviated New Drug Application, or ANDA, which is the application form typically used by suppliers seeking approval of a generic drug, or 505(b)(2) application. The DPCPTRA also allows a patent owner to extend the term of the patent for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval with the maximum patent extension term being five years. The recently enacted Best Pharmaceuticals for Children Act provides an additional six months of marketing exclusivity for new or marketed drugs for certain pediatric testing conducted at the written request of the FDA.

      We may seek the benefits of additional orphan, DPCPTRA, or fast track provisions, with respect to ZADAXIN but we cannot assure that we will be able to obtain any such benefits.

      We are subject to foreign regulations governing human clinical trials and pharmaceutical sales. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries is required prior to the commencement of marketing of our products in those countries. The approval process varies from country to country and the time required for approval may be longer or shorter than that required for FDA approval. In general, foreign countries use one of three forms of regulatory approval process. In one form, local clinical trials must be undertaken and the data must be compiled and submitted for review and approval. In Japan, for example, the process is time consuming and costly because certain pre-clinical studies and clinical trials must be conducted in Japan. A second form of approval process requires clinical trial submissions, but permits use of foreign clinical trials and typically also requires some form of local trial as well. A third form of approval process does not require local clinical trials, but rather contemplates submission of an application including proof of approval by countries that have clinical trial review procedures. Thus, a prior approval in one or more of the United States, Japan, most European Union countries or Australia, among others, is often sufficient for approval in countries using this third form of approval process.

      The FDA regulates the export of drugs or bulk pharmaceuticals from the United States. In general, a drug that has been approved for commercial sale in the United States may be exported for commercial sale. An unapproved drug may be exported to a “listed country” (Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa, and countries in the European Union and the European Economic Area) for investigational purposes without FDA authorization if exported in accordance with laws of the foreign country, and in accordance with the export requirements. Export of drugs to an unlisted country for clinical trial purposes continues to require FDA approval. An unapproved drug can be exported to any country for commercial purposes without prior FDA approval, provided that the drug (i) complies with the laws of that country, and (ii) has valid marketing authorization or the equivalent from the appropriate authority in a listed country. Export of drugs not approved in the United States that do not have marketing authorization in a listed country continue to require FDA export approval. We have obtained, where necessary, FDA approval for all exports of ZADAXIN from the United States for clinical trial purposes, and will seek to obtain FDA approval, where necessary, for any future shipments from the United States to any unlisted country.

      Failure to comply with applicable U.S. or foreign regulatory requirements can, among other things, result in warning letters, fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions, total or partial suspension of production, civil penalties, and criminal prosecutions. Further, additional government regulation may be established or imposed by legislation or otherwise, which could prevent or delay regulatory approval of ZADAXIN, CPX or any of our future products. Adverse events related to our products in any of our existing or future markets could cause regulatory authorities to withdraw market approval for such products, if any, or prevent us from receiving market approval in the future.

      Third-Party Reimbursement

      Our ability to successfully commercialize our products may depend in part on the extent to which coverage and reimbursement to patients for our products will be available from government health care programs, private health insurers and other third-party payors or organizations. Significant uncertainty exists as to the reimbursement status of new therapeutic products, such as ZADAXIN. In most of the emerging markets in which we sell or intend to sell ZADAXIN, reimbursement for ZADAXIN under government or private health insurance programs is not yet widely available, and in many of these countries government resources and per capita income may be so low that our products will be prohibitively expensive. In the United States, proposed health care reforms could limit the amount of third-party reimbursement available for our products. Various governments and third-party payors are trying to contain or reduce the costs of health care through various means. We expect that there will continue to be a number of legislative proposals to implement government controls.

Properties

      We currently lease approximately 14,768 square feet of office space at our headquarters in San Mateo, California and limited office space in Beijing, Hong Kong, Rome, Shanghai, Singapore and Tokyo. We believe that our existing facilities will be adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

      We are currently not a party to any material legal proceedings.

MANAGEMENT

      Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of June 30, 2003:

Name	Age	Position

Donald R. Sellers	58	President, Chief Executive Officer, and Director
Alfred R. Rudolph, M.D.	55	Chief Operating Officer
Richard A. Waldron	49	Chief Financial Officer
Hans P. Schmid	51	Vice President, Finance, Administration & Business Development for SciClone Pharmaceuticals International Ltd.
Jere E. Goyan, Ph.D.	72	Director and Chairman
John D. Baxter, M.D.	63	Director
Edwin C. Cadman, M.D.	58	Director
Rolf H. Henel	65	Director
Jon S. Saxe	66	Director
Dean S. Woodman	74	Director

      Donald R. Sellers has served as our President and one of our directors since January 1996 and our Chief Executive Officer since March 1996. From 1993 to present, he has also served as Managing Director of SciClone Pharmaceuticals International Ltd. Mr. Sellers has nearly 30 years of experience in the global pharmaceutical industry, working with SciClone, Pfizer, Revlon Healthcare Group and Sterling Drug International. Mr. Sellers spent five years in U.S. Military Intelligence serving with Special Forces and as a Counter-Intelligence Special Agent. He has an A.B. degree from Lafayette College and a Master of International Management degree with honors from the American Graduate School of International Management.

      Alfred R. Rudolph, M.D., has served as our Chief Operating Officer since 1998. Dr. Rudolph has over 30 years of experience in the biopharmaceutical industry. Since joining us in April 1997, Dr. Rudolph has been responsible for the clinical, research, regulatory, manufacturing, and quality assurance functions of our company. Before joining us, Dr. Rudolph was President and Chief Operating Officer of Neptune Pharmaceuticals, Inc., a marine-based natural product screening company. Previously, Dr. Rudolph was Senior Vice President of T Cell Sciences, Inc., Director of Clinical Operations at Cetus Corporation, and Clinical Assistant Professor of Medicine at University of California, San Francisco. He began his pharmaceutical career with Bristol Myers, where he worked in cancer drug development. Dr. Rudolph earned a B.S. in Electrical Engineering from the University of Rochester, and completed his fellowship training in Hemotology-Oncology at Syracuse University.

      Richard A. Waldron has served as our Chief Financial Officer since 2001. Mr. Waldron has over 20 years of experience in the finance and management of biotechnology companies. Prior to joining us in March 2001, he was Vice President and Chief Financial Officer from June 1999 to August 2000 for Genelabs Technologies, Inc., a biotechnology company. From July 1995 through March 1999, he was Vice President and Chief Financial Officer of GeneMedicine, Inc., a biotechnology company engaged in gene therapy. From 1990 to 1995, he was a managing director and the head of finance for technology-based companies at Rauscher Pierce Refsnes, Inc., an investment banking firm. From 1985 to 1990, he was a senior vice president responsible for health care investment banking at Cowen & Company. Mr. Waldron received his M.B.A. degree with honors from Harvard University and his A.B. degree magna cum laude in Economics from Princeton University.

      Hans P. Schmid has served as Vice President, Finance, Administration & Business Development for SciClone Pharmaceuticals International Ltd. since 2001. Mr. Schmid also has line responsibility for international operations outside the Greater China region. He has 25 years of financial and pharmaceutical experience in the U.S. and international markets. Prior to joining SciClone, Mr. Schmid was CFO of Questcor Pharmaceuticals, Inc. and before that Senior VP, International Business Development of Oread,

Inc., a contract pharmaceutical company. He also worked at Syntex Corporation as VP of Finance and Administration for Pharmaceutical Operations Asia/ Pacific region, at F. Hoffmann-LaRoche as Senior VP, Finance and Head of Administrative Services for Roche Bioscience and held financial and operational positions with Itel Corporation in Germany, Japan, England and the United States. He received his BA from the Commercial Trade School, Lucerne, Switzerland, and has studied International Business Management and Finance at San Francisco State University.

      Jere E. Goyan, Ph.D. has been Chairman of our Board of Directors since July 1997 and one of our directors since January 1992. Currently, Dr. Goyan is President of Goyan and Hart Associates, a private consulting firm. From May 1993 until December 1998, Dr. Goyan was President, Chief Operating Officer, and a director of Alteon, Inc., a biotechnology company. He also served Alteon as Acting Chief Executive Officer from July 1993 until May 1994 and as Senior Vice President for Research and Development from January 1993 to May 1993. Dr. Goyan was the Commissioner of the United States Food and Drug Administration from October 1979 to January 1981. He was Dean of the School of Pharmacy at the University of California, San Francisco (“UCSF”) and Professor of Pharmacy and Pharmaceutical Chemistry from 1967 through 1992. He joined the faculty of UCSF in 1963 as an associate professor after serving on the faculty of the University of Michigan, College of Pharmacy from 1956 to 1963. Dr. Goyan also currently serves as a director of Emisphere Technologies, Inc. and Penwest Pharmaceuticals Co. Dr. Goyan also serves as a consultant to various companies and corporations.

      John D. Baxter, M.D., has been one of our directors and the Chairman of our Scientific Advisory Board since June 1991. Dr. Baxter has been associated with the University of California, San Francisco since 1970. He has been Professor of Medicine since 1979, Chief of the Endocrinology Section, Parnassus Campus from 1980 to 1997, and Director of UCSF’s Metabolic Research Unit from 1981 to 1999. Dr. Baxter is President of The Endocrine Society. Dr. Baxter was a founder and served as a director of California Biotechnology, Inc. (now Scios, Inc., a division of Johnson & Johnson) from 1982 until 1992 and was a founder and Director, and currently is an Adjunct Director of Kao Bio A.B., a biotechnology company.

      Edwin C. Cadman, M.D., has been one of our directors and a member of our Scientific Advisory Board since November 1991. Since November 1999, Dr. Cadman has been Dean of the John A. Burns School of Medicine at the University of Hawaii. From January 1994 to October 1999, Dr. Cadman was Senior Vice President of Medical Affairs and Chief of Staff at Yale New Haven Hospital, where he was Chief of the Medical Service from 1987 through December 1993. From 1987 to October 1999, Dr. Cadman was Professor of Medicine at Yale University, where he was Chairman of the Department of Medicine from 1987 through December 1993. Prior to these positions, he was Director of the Cancer Research Institute at UCSF.

      Rolf H. Henel has been one of our directors since June 1997. Mr. Henel has been a partner of Naimark & Associates, consultants to the health care industry, since 1994. Mr. Henel is a director and Treasurer of Bergen Community Blood Services, Chairman of its Foundation, and President of the Northern New Jersey Chapter of the American Association of Individual Investors. From 1978 to 1993, Mr. Henel was with American Cyanamid Company, most recently as President of Cyanamid International, Lederle Division. Mr. Henel was a director and Chief Operating Officer of Immunomedics, Inc. from 1996 to 1997. Mr. Henel holds a M.B.A. from New York University and a B.A. from Yale University. Mr. Henel is also a director of Penwest Pharmaceuticals Co., a pharmaceutical company, and Draxis Health Inc., a pharmaceutical company.

      Jon S. Saxe has been one of our directors since August 2000. Mr. Saxe was President of Protein Design Labs, Inc. from 1995 to early-1999, and currently serves as a director of the company. From mid-1993 to 1995, Mr. Saxe was President of Saxe Associates, Inc., consultants to venture capital firms and biotechnology, diagnostic, and pharmaceutical companies. He was President and CEO of Synergen, Inc., a biotechnology company, from 1989 to 1993. Mr. Saxe is former Vice President, Licensing and Corporate Development and Head of Patent Law for Hoffmann-LaRoche Inc., where he worked for close to 30 years (1960-1989). Mr. Saxe received his J.D. from George Washington University School of Law and his

LL.M. from New York University School of Law. He serves as a director of other public companies, including ID Biomedical Corporation, First Horizon Pharmaceutical Corporation, Protein Design Labs, Inc., Insite Vision Inc., Incyte Corporation (formerly Incyte Genomics, Inc.), and Questcor Pharmaceuticals, Inc.

      Dean S. Woodman has been one of our directors since August 2000. Mr. Woodman, now retired, was an investment banker for over four decades. From July 1989 to June 1999, he was a Managing Director of Furman Selz, an investment banking firm acquired in 1999 by ING Barings L.L.C. Mr. Woodman was a Managing Director in the investment banking group of Hambrecht & Quist (now JPMorgan Chase) from October 1984 to March 1988. He was a founding partner of Robertson Colman Stephens & Woodman, an investment banking firm, in 1978, and of Woodman Kirkpartrick & Gilbreath, an investment banking firm, in 1982. Mr. Woodman worked in the investment banking division of Merrill Lynch for 23 years where he spent 16 years as director of West Coast corporate financing until 1978. He is currently a director of MarineMax, Inc.

      Directors serve until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to beneficial ownership of shares of our common stock as of June 30, 2003 by:

•	all those known by us to be beneficial owners of more than 5% of our common stock;

•	our Chief Executive Officer and our other most highly-compensated executive officers as of December 31, 2002 whose total salary and bonus for the fiscal year ended December 31, 2002 exceeded $100,000 for services in all capacities to us;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC and information supplied by Mellon Investor Services LLC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 38,257,025 shares outstanding on June 30, 2003. Unless otherwise indicated below, the address for the persons and entities listed below is the Company’s address at 901 Mariner’s Island Boulevard, Suite 205, San Mateo, California 94404.

	Beneficial Ownership of
	Common Stock(1)

		Percentage Owned

	Number of	Prior to	After
Name	Shares	Offering	Offering

Sigma-Tau and Affiliates	3,708,571	9.7%	8.4%
c/o Sigma-Tau Finance S.A. 13, Boulevard du Prince Henri L-1724, Luxembourg
Randal J. Kirk(2)	3,053,200	8.0%	6.9%
c/o Third Security L.L.C. The Governor Tyler Radford, Virginia 24141
Donald R. Sellers(3)	1,394,060	3.5%	3.1%
Alfred R. Rudolph, M.D.(4)	680,980	1.8%	1.5%
Richard A. Waldron(5)	198,203	*	*
Hans P. Schmid(6)	84,283	*	*
Jere E. Goyan, Ph.D.(7)	95,833	*	*
John D. Baxter, M.D.(8)	527,825	1.4%	1.2%
Edwin C. Cadman, M.D.(9)	104,333	*	*
Rolf H. Henel(10)	108,333	*	*
Jon S. Saxe(11)	58,333	*	*
Dean S. Woodman(12)	78,333	*	*
All directors and executive officers as a group (10 persons)(13)	3,330,516	8.2%	7.1%

*	Less than 1%.

(1)	Except pursuant to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Includes 2,730,700 shares beneficially owned by Mr. Kirk that are held by entities that are controlled by Mr. Kirk.

(3)	Includes 1,306,704 shares issuable pursuant to options exercisable within 60 days of June 30, 2003. Does not include 76,000 shares issuable upon exercise of options that expired on June 14, 2003.

(4)	Includes 390,209 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(5)	Includes 187,813 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(6)	Includes 66,250 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(7)	Consists of shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(8)	Includes 424,492 shares held by John D. Baxter and Ethelene D. Baxter as Trustees, FBO The Baxter Family Revocable Trust UDT 11/8/95 and 103,333 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(9)	Includes 103,333 shares issuable pursuant to options exercisable within 60 days of June 30, 2003. Does not include 12,000 shares transferred to Mary E. Cadman on February 5, 2001 pursuant to a qualified domestic relations order, as defined in the Internal Revenue Code, of the Family Court of the First Circuit, State of Hawaii.

(10)	Includes 98,333 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(11)	Consists of shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(12)	Includes 58,333 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

(13)	Includes 2,468,474 shares issuable pursuant to options exercisable within 60 days of June 30, 2003.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

      This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

      In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

      Jefferies & Company, Inc., Harris Nesbitt Gerard, Inc. and RBC Dain Rauscher Inc. are the representatives of the underwriters. Jefferies & Company, Inc. is the sole book-running manager for this offering. Subject to the terms and conditions of the underwriting agreement dated as of the date of this prospectus, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Number of
Underwriters	Shares

Jefferies & Company, Inc.
Harris Nesbitt Gerard, Inc.
RBC Dain Rauscher Inc.

Total	6,000,000

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 900,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares.

Full
	No Exercise	Exercise

Per share	$	$
Total	$	$

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $750,000.

      Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the public offering price and the other selling terms.

      We and each of our directors and officers will agree with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain permitted exceptions, without the prior written consent of Jefferies & Company, Inc.

      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market or otherwise.

      In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

      We have agreed to indemnify the several underwriters and their controlling persons against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

LEGAL MATTERS

      The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Gray Cary Ware & Freidenrich LLP, San Francisco, California. Latham & Watkins LLP, Menlo Park, California is counsel to the underwriters in connection with the offering.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule appearing in this prospectus and registration statement and included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is included in and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are included in and incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

      We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at The Nasdaq National Market, call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus certain of our publicly-filed documents, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of the prospectus but prior to the termination of the offering of the securities covered by this prospectus.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2002;

2.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

3.	Our Current Report on Form 8-K, as filed with the SEC on May 7, 2003;

4.	Our Current Report on Form 8-K, as filed with the SEC on June 26, 2003;

5.	Our Current Report on Form 8-K, as filed with the SEC on July 28, 2003 regarding the completion of our reincorporation; and

6.	The description of our Common Stock set forth in our registration statement on Form 8-A filed with the SEC on January 31, 1992, including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to SciClone Pharmaceuticals, Inc., Attn: Richard A. Waldron, Chief Financial Officer, 901 Mariner’s Island Boulevard, Suite 205, San Mateo, California 94404, (650) 358-3456.

SCICLONE PHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements at December 31, 2002 and 2001 and for each of the Three Years in the Period ended December 31, 2002
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets at December 31, 2002 and 2001	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2002	F-4
Consolidated Statement of Shareholders’ Equity for each of the three years in the period ended December 31, 2002	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002	F-6
Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Financial Statements at June 30, 2003 and December 31, 2002 and for the three-month and six-month periods ended June 30, 2003 and 2002
Condensed Consolidated Balance Sheets at June 30, 2003 and December 31, 2002	F-22
Condensed Consolidated Statements of Operations for the three-month and six-month periods ended June 30, 2003 and 2002	F-23
Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2003 and 2002	F-24
Notes to Condensed Consolidated Financial Statements	F-25

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
  SciClone Pharmaceuticals, Inc.

      We have audited the accompanying consolidated balance sheets of SciClone Pharmaceuticals, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SciClone Pharmaceuticals, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                              /s/ ERNST & YOUNG LLP

Palo Alto, California

January 30, 2003

SCICLONE PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$20,233,000	$15,518,000
Restricted short-term investments	685,000	633,000
Other short-term investments	232,000	317,000
Accounts receivable, net of allowances of $638,000 in 2002 and 2001	9,276,000	8,792,000
Inventories	3,431,000	4,059,000
Prepaid expenses and other current assets	2,297,000	1,333,000

Total current assets	36,154,000	30,652,000
Property and equipment, net	111,000	167,000
Intangible assets, net	682,000	1,091,000
Other assets	164,000	186,000

Total assets	$37,111,000	$32,096,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,150,000	$1,575,000
Accrued compensation and employee benefits	1,089,000	960,000
Accrued clinical trials expense	966,000	296,000
Accrued professional fees	679,000	633,000
Deferred revenue	895,000	—
Other accrued expenses	259,000	258,000

Total current liabilities	7,038,000	3,722,000
Deferred revenue	1,119,000	—
Convertible notes payable	5,600,000	5,600,000
Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; issuable in series; 10,000,000 shares authorized; none outstanding	—	—
Common stock, no par value; 75,000,000 shares authorized; 36,904,916 shares in 2002 and 32,474,150 shares in 2001 issued and outstanding	156,290,000	145,713,000
Accumulated other comprehensive income	79,000	39,000
Accumulated deficit	(133,015,000)	(122,978,000)

Total shareholders’ equity	23,354,000	22,774,000

Total liabilities and shareholders’ equity	$37,111,000	$32,096,000

See notes to consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

Revenues:
Product sales	$17,101,000	$13,831,000	$15,357,000
Contract revenue	671,000	—	—

Total revenues	17,772,000	13,831,000	15,357,000
Cost of product sales	3,487,000	2,742,000	3,113,000

Gross margin	14,285,000	11,089,000	12,244,000

Operating expenses:
Research and development	11,647,000	8,561,000	4,182,000
Sales and marketing	8,724,000	8,764,000	7,720,000
General and administrative	3,902,000	3,897,000	3,538,000

Total operating expenses	24,273,000	21,222,000	15,440,000

Loss from operations	(9,988,000)	(10,133,000)	(3,196,000)
Interest and investment income	323,000	751,000	1,066,000
Interest and investment expense	(361,000)	(334,000)	(36,000)
Other income (expense), net	(11,000)	(13,000)	49,000
Income from payment on note receivable from former officer	—	3,497,000	400,000

Net loss	$(10,037,000)	$(6,232,000)	$(1,717,000)

Basic and diluted net loss per share	$(0.29)	$(0.19)	$(0.06)

Weighted average shares used in computing basic and diluted net loss per share	35,002,003	32,356,287	29,904,924

See notes to consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

			Accumulated
	Common Stock		Other		Total
			Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Income	Deficit	Equity

Balance at December 31, 1999	25,258,395	$124,328,000	$2,000	$(115,029,000)	$9,301,000
Issuance of common stock from exercise of stock options, warrants and employee stock purchase plan	5,752,819	11,160,000	—	—	11,160,000
Issuance of common stock from private placements	1,198,072	8,427,000	—	—	8,427,000
Issuance of rights to purchase convertible note	—	900,000	—	—	900,000
Net loss	—	—	—	(1,717,000)	(1,717,000)
Net unrealized gain on available-for-sale securities	—	—	6,000	—	6,000

Total comprehensive loss					(1,711,000)

Balance at December 31, 2000	32,209,286	144,815,000	8,000	(116,746,000)	28,077,000
Issuance of common stock from exercise of stock options, warrants and employee stock purchase plan	264,864	544,000	—	—	544,000
Issuance of rights to purchase convertible note	—	354,000	—	—	354,000
Net loss	—	—	—	(6,232,000)	(6,232,000)
Net unrealized gain on available-for-sale securities	—	—	31,000	—	31,000

Total comprehensive loss					(6,201,000)

Balance at December 31, 2001	32,474,150	145,713,000	39,000	(122,978,000)	22,774,000
Issuance of common stock from exercise of stock options, warrants and employee stock purchase plan	342,306	663,000	—	—	663,000
Issuance of common stock from private placements	4,088,460	9,914,000	—	—	9,914,000
Net loss	—	—	—	(10,037,000)	(10,037,000)
Net unrealized gain on available-for-sale securities	—	—	40,000	—	40,000

Total comprehensive loss					(9,997,000)

Balance at December 31, 2002	36,904,916	$156,290,000	$79,000	$(133,015,000)	$23,354,000

See notes to consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

Operating activities:
Net loss	$(10,037,000)	$(6,232,000)	$(1,717,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	556,000	556,000	529,000
Non-cash gain on equity securities	—	(52,000)	—
Gain from payment on note receivable from former officer	—	(3,497,000)	(400,000)
Changes in operating assets and liabilities:
Accounts receivable	(484,000)	(171,000)	(4,278,000)
Inventories	628,000	(2,039,000)	(939,000)
Prepaid expenses and other assets	(967,000)	(205,000)	621,000
Accounts payable and other accrued expenses	1,576,000	(603,000)	466,000
Accrued clinical trials expense	670,000	94,000	(57,000)
Accrued professional fees	46,000	(32,000)	(199,000)
Accrued compensation and employee benefits	129,000	173,000	57,000
Deferred revenue	2,014,000	—	—

Net cash used in operating activities	(5,869,000)	(12,008,000)	(5,917,000)

Investing activities:
Purchase of property and equipment	(66,000)	(99,000)	(99,000)
Proceeds from sale of short-term investments	73,000	—	—
Payment on purchase of short-term investments	—	(351,000)	(331,000)

Net cash provided by (used in) investing activities	7,000	(450,000)	(430,000)

Financing activities:
Proceeds from issuance of common stock, net	10,577,000	898,000	20,486,000
Payment on notes receivable from former and current officers	—	3,497,000	400,000
Proceeds from issuance of convertible note	—	1,600,000	4,000,000

Net cash provided by financing activities	10,577,000	5,995,000	24,886,000

Net increase (decrease) in cash and cash equivalents	4,715,000	(6,463,000)	18,539,000
Cash and cash equivalents, beginning of year	15,518,000	21,981,000	3,442,000

Cash and cash equivalents, end of year	$20,233,000	$15,518,000	$21,981,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$336,000	$308,000	$—

See notes to consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company and Summary of Significant Accounting Policies

      The Company—SciClone Pharmaceuticals, Inc. (“SciClone” or the “Company”) is a biopharmaceutical company engaged in the development and commercialization of therapeutics to treat life-threatening diseases. The Company’s lead product ZADAXIN is in several late-stage clinical trials, including two phase 3 hepatitis C clinical trials in the U.S., a recently completed phase 3 hepatitis B clinical trial in Japan, a phase 2 malignant melanoma clinical trial in Europe, and two phase 2 liver cancer trials in the U.S. ZADAXIN has been approved for sale by the ministries of health in over 30 countries and is marketed in China and selected other countries outside the U.S. primarily for the treatment of hepatitis B and hepatitis C.

      Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SciClone Pharmaceuticals International Limited, SciClone Italy S.R.L. and SciClone Japan K.K. SciClone Pharmaceuticals International Limited is registered in the Cayman Islands with its principal office located in Hong Kong. SciClone Italy S.R.L. is registered in Italy with its principal office located in Rome. SciClone Japan K.K. is registered in Japan with its principal office located in Tokyo. All significant intercompany accounts and transactions have been eliminated.

      Revenue Recognition—The Company recognizes revenue from product sales at the time of shipment. There are no significant customer acceptance requirements or post shipment obligations on the part of the Company. Sales to importing agents or distributors are recognized at time of shipment when title to the product is transferred to them, and they do not have contractual rights of return except under limited terms regarding product quality. However, the Company will replace products that have expired or are deemed to be damaged or defective when delivered. Payments by the importing agents and distributors are not contingent upon sale to the end user by the importing agents or distributors.

      Contract revenue for research and development is recorded as earned based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and there is no continuing involvement by SciClone, are recognized on the earlier of when the payments are received or when collection is assured.

      Revenue associated with substantive performance milestones is recognized based on the achievement of the milestones, as defined in the respective agreements and provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no future performance obligations associated with the milestone payment.

      Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Cash Equivalents and Investments—Cash equivalents consist of highly liquid investments with original maturities of three months or less. All cash equivalents are carried at cost plus accrued interest, which approximates market value.

      We are required by our lease agreement to have a letter of credit secured by a certificate of deposit of $633,000 at December 31, 2002. Under our European value added tax filing arrangement, we have a letter of credit secured by a certificate of deposit of $52,000 at December 31, 2002.

      The Company classifies its entire investment portfolio as available-for-sale and records these investments at fair value, as determined by available market information, on the balance sheet. The portfolio primarily consists of U.S. Government securities and short-term debt instruments. Unrealized gains or losses are included in accumulated other comprehensive income on the consolidated balance sheet. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discounts to maturity. Such amortization is included in investment income along with interest earned. Realized gains or losses are determined on the basis of specific identification. Management believes the credit risk associated with these investments is limited due to the nature of the investments.

      For the years ended December 31, 2002, 2001 and 2000, net unrealized gains of approximately $40,000, $31,000 and $6,000, respectively, were included in accumulated other comprehensive income. For the years ended December 31, 2002, 2001 and 2000, net realized gains were less than $1,000 for all years.

      Inventories—Inventories are stated at the lower of cost (first-in, first-out basis) or market.

      Property and Equipment—Property and equipment is stated at cost, less accumulated depreciation. Depreciation is recorded over the estimated useful lives of the respective assets (three to five years) on the straight-line basis. Leasehold improvements are amortized over the shorter of the estimated useful life or lease term on the straight-line basis. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $122,000, $146,000 and $120,000, respectively.

      Intangible Assets—Intangible assets include the following:

	December 31,

	2002	2001

Intangible product rights	$2,456,000	$2,456,000
Accumulated amortization	(1,774,000)	(1,365,000)

	$682,000	$1,091,000

      In December 1997 the Company entered into an agreement with Alpha 1 Biomedicals, Inc. (“A1B”) to acquire the worldwide rights, except in Italy, Spain and Portugal, where Sclavo S.p.A. (“Sclavo”), an international pharmaceutical entity, owned exclusive marketing rights, to ZADAXIN, which rights A1B had licensed from Hoffmann-LaRoche, Inc. and F. Hoffmann-LaRoche AG, for approximately $1,800,000. The transaction closed in July 1998 and eliminated the Company’s royalty obligation to A1B with respect to all sales of ZADAXIN after the acquisition date. In April 1998, the Company entered into an agreement with Sclavo to acquire ZADAXIN rights for Italy, Spain and Portugal from Sclavo for approximately $1,400,000.

      In connection with the foregoing transactions, the Company estimated the fair market value of the intangible assets purchased to be approximately $2,456,000 and expensed $700,000 related to Hepatitis C in-process technology.

      Acquired ZADAXIN product rights are being amortized on a straight-line basis beginning in September 1998. Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $409,000 per year based on an estimated useful life of six years. Amortization expense for the years 2003 through 2012 is expected to be $70,000 per year as the Company has reassessed the estimated useful life of the assets to be an additional eight years as of December 31, 2002 given that its European patent for the use of ZADAXIN in the treatment of hepatitis C expires in 2012. The Company reassesses the useful life of these assets in accordance with current facts and circumstances.

      The Company’s policy is to identify and record impairment losses on intangible product rights when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company to date has not identified any impairment losses on these assets. Although the Company has a history of operating and cash flow losses, the Company believes that there is no impairment to the intangible assets because ZADAXIN has been approved for sale in over 30 countries, principally as a treatment for hepatitis B or hepatitis C. Based on the Company’s anticipated financial results for ZADAXIN sales from 2001 to 2005, it has determined that the future cash flows exceed the carrying amount of the assets.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Foreign Currency Translation—The Company translates the assets and liabilities of its foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from the translation of financial statements denominated in foreign currencies, if material, are included as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity. There have been no accumulated currency translation gains or losses included in any period presented.

      The Company records foreign currency transactions at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are retranslated at the exchange rates in effect at the balance sheet date. All translation differences arising from foreign currency transactions are included in results of operations and have not been significant.

      Research and Development Expenses—Research and development expenditures are charged to operations as incurred. Major components of research and development expenses consist of clinical development performed on our behalf by institutions and contract research organizations, personnel costs, including salaries and benefits, preclinical work, pharmaceutical development, materials and supplies, third party research funding and overhead allocations consisting of various administrative and facilities related costs. Our research and development activities are also separated into three main categories: research, clinical development and pharmaceutical development. Research costs typically consist of preclinical and toxicology work. Clinical development costs include Phase 1, 2 and 3 clinical trials as well as expanded access programs. Pharmaceutical development costs consist of product formulation and chemical analysis.

      The continuation of ZADAXIN clinical trials have had, and are expected to continue to have, the largest and most significant effect on our research and development expenses. Cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous institutions that conduct the clinical trials on the Company’s behalf. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses to the actual services received and efforts expended. Expenses related to grants to institutions that conduct the clinical trials on our behalf are accrued based on the level of patient enrollment and activity according to the protocol. In general, these expenses will be higher for the initial and final months of a patient’s scheduled 18 months of treatment and observation. Expenses relating to the clinical research organization (CRO) managing the trials and laboratory and other direct expenses are recognized in the period they are incurred and the services performed. The Company monitors patient enrollment levels and related activity to the extent possible and adjusts estimates accordingly.

      Our phase 3 clinical trials in the U.S. will increase our research and development expenditures significantly over the next year. Research and development expenditures are charged to operations as incurred. Our cost accruals for clinical trials are based on estimates of the services received and efforts expended. Expenses related to grants to the institutions are accrued based on the level of patient enrollment and activity according to the protocol. In general, these expenses will be higher for the initial and final months of a patient’s scheduled 18 months of treatment and observation. Expenses relating to the clinical research organization managing the trials and laboratory and other direct expenses are recognized in the period they are incurred and the services performed. We monitor patient enrollment levels and related activity to the extent possible and adjust our estimates accordingly; however, if management has underestimated activity levels associated with various studies at a given point in time, we could underestimate our actual research and development expenses.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Shipping and Handling Costs—Costs related to shipping and handling are included in cost of sales for all periods presented.

      Advertising Expenses—The Company expenses advertising costs as incurred and these costs are included in sales and marketing expenses for all periods presented. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were $108,000, $233,000 and $204,000, respectively.

      Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

      Net Loss Per Share—Basic net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share equals basic net loss per share given the Company’s history of net losses.

      Had the Company been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 8,436,262, 8,265,637 and 7,211,797 shares in 2002, 2001 and 2000, respectively, related to convertible notes payable, outstanding options and warrants regardless of conversion or exercise prices, not included in the calculation of basic net loss per share.

      Accounting for Stock-based Compensation—The Company accounts for its stock option and employee stock purchase plans under the provisions of Accounting Principles Board Opinion 25 (“APB 25”) and related Interpretations. Accordingly, the Company does not generally recognize compensation expense in accounting for its stock option and employee stock purchase plans for awards to employees and directors.

      Pro forma information regarding net loss and net loss per share is required by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) and has been determined as if the Company had accounted for its stock awards under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 2.00%, 4.00% and 6.00%, respectively; dividend yield of 0%; volatility factors of the expected market price of the Company’s common stock of 0.96, 0.96 and 0.97, respectively, and a weighted average expected life of the option of 3.88 years, 3.94 years and 3.90 years, respectively. The weighted average estimated fair value of options granted was $2.75 for 2002, $2.72 for 2001 and $7.31 for 2000. The fair value for the employee stock purchases was also estimated using the Black-Scholes model with the following assumptions for 2002, 2001 and 2000: risk-free interest rate of 2.00%, 4.00% and 6.00%, respectively; dividend yield of 0%; expected volatility of 0.96, 0.96 and 0.97, respectively, and expected life of 0.25 years. The weighted average estimated fair value of the employee stock purchase plan shares purchased was $0.99 for 2002, $1.86 for 2001 and $1.96 for 2000.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock awards have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in the

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock purchases.

      Had compensation expense for the Company’s option and employee purchase plans been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS 123, the Company’s net loss and net loss per share would have been adjusted to the pro forma amounts for the years ended December 31 indicated below:

	2002	2001	2000

Net loss—as reported	$(10,037,000)	$(6,232,000)	$(1,717,000)
Total stock-based employee compensation expense determined under the fair value based method for all awards	(2,283,000)	(2,756,000)	(1,962,000)

Net loss—pro forma	$(12,320,000)	$(8,988,000)	$(3,679,000)

Basic and diluted net loss per share—as reported	$(0.29)	$(0.19)	$(0.06)

Basic and diluted net loss per share—pro forma	$(0.35)	$(0.28)	$(0.12)

      The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years due to the different number of options granted each year.

      Warrants issued in connection with equity and debt arrangements and equity instruments issued to non-employees are valued using the Black-Scholes option valuation model. Warrants issued to placement agents and similar parties in connection with equity financing are accounted for as stock issuance costs with an equal amount recorded as additional paid-in capital. Warrants issued to purchasers of the Company’s equities are not separately included in the financial statements as their value is a sub-component of additional paid-in capital. The fair value of warrants issued in connection with debt arrangements, if material, is accounted for as a debt discount and amortized as additional interest expense over the term of the related debt.

      Comprehensive Income (Loss)—The Company reports changes in unrealized gains or losses on the Company’s available-for-sale securities in comprehensive income (loss). For the years ended December 31, 2002, 2001 and 2000, total comprehensive loss amounted to $9,997,000, $6,201,000 and $1,711,000, respectively.

      Segment Information—The Company operates in one segment (see Note 9).

      Concentration of Credit Risk—The People’s Republic of China, like Japan and certain other Asian markets, uses a tiered method to import and distribute products. The distributors make the sales in the country, but the product is imported for them by licensed importers. For the year ended December 31, 2002, sales to six importing agents in China accounted for 88% of the Company’s product sales and sales to four importing agents accounted for 89% and 86% of our product sales for the years ended December 31, 2001 and 2000, respectively. In 2002, the largest customer accounted for 41% of sales and the second largest customer accounted for 27% of sales. No other customers accounted for more than 10% of sales in 2002. In 2001, the largest customer accounted for 47% of sales and the second largest customer accounted for 30% of sales. No other customers accounted for more than 10% of sales in 2001. In 2000, the largest customer accounted for 63% of sales and the second largest customer accounted for 14% of sales. No other customers accounted for more than 10% of sales in 2000. As of December 31, 2002, approximately $8,627,000, or 87% of the Company’s accounts receivable were attributable to four importing agents in China. The Company performs on-going credit evaluations of its customers’ financial condition, and generally does not require collateral from its customers. The Company maintains reserves for credit losses, and such losses have been within management’s expectation. The Company recognizes

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reserves for bad debts ranging from 25% to 100% based on the length of time the receivables are past due and the Company’s collectibility experience.

      Recent Accounting Pronouncements—The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”) in December 2002. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002 and have been included in these financial statements. The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” to account for employee stock options.

      Reclassifications—Certain prior year amounts have been reclassified to conform to the current year’s presentation. The reclassifications did not have a material impact on our consolidated financial statements.

Note 2.     Available-For-Sale Securities

      The following is a summary of available-for-sale securities:

	Available-For Sale Securities

		Gross
	Amortized	Unrealized	Estimated
	Cost	Gains	Fair Value

December 31, 2002:
Certificate of deposit	$787,000	$—	$787,000
U.S. government obligations	13,723,000	—	13,723,000
Corporate equity securities	51,000	79,000	130,000

	$14,561,000	$79,000	$14,640,000

December 31, 2001:
Certificate of deposit	$865,000	$—	$865,000
Corporate obligations	10,858,000	6,000	10,864,000
Corporate equity securities	51,000	33,000	84,000

	$11,774,000	$39,000	$11,813,000

      As of December 31, 2002, the total available-for-sale securities are included as follows, $13,723,000 in cash and cash equivalents, $685,000 in restricted short-term investments and $232,000 in other short-term investments. As of December 31, 2001, the total available-for-sale securities are included as follows, $10,897,000, in cash and cash equivalents, $633,000, in restricted short-term investments and $317,000 in other short-term investments. As of December 31, 2002 and 2001 all available-for-sale securities had maturities of 12 months or less.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3.     Inventories

      Inventories consisted of the following:

	December 31,

	2002	2001

Raw materials	$2,190,000	$2,759,000
Work in progress	159,000	869,000
Finished goods	1,082,000	431,000

	$3,431,000	$4,059,000

Note 4.     Property and Equipment

      Property and equipment consisted of the following:

	December 31,

	2002	2001

Office furniture and fixtures	$134,000	$120,000
Office equipment	504,000	465,000
Leasehold improvements	121,000	108,000

	759,000	693,000
Less accumulated depreciation and amortization	(648,000)	(526,000)

Net property and equipment	$111,000	$167,000

Note 5.     Collaborative Agreements

      In April 1999, the Company licensed to Sigma-Tau semi-exclusive ZADAXIN development and marketing rights in Italy and Spain, and exclusive rights in Switzerland. In March 2000, this license was expanded and amended to include all of the countries in the European Union and Sigma-Tau was made exclusive licensee in these countries. In December 2001, this license was further amended to define the scope of clinical development for ZADAXIN that Sigma-Tau would undertake in Europe. Under the terms of the December 2001 amendment, the Company received $2,685,000 in the first quarter of 2002. This contract revenue is being recognized over the three years commencing April  2002, the estimated time to complete the ZADAXIN hepatitis C U.S. clinical program and anticipated FDA regulatory filings, the substantive performance requirements under the contract amendment. For the year ended December 31, 2002, the Company recognized $671,000 as contract revenue and the remaining $2,014,000 is recorded as deferred revenue as of December 31, 2002.

      In April 1998, the Company entered into an agreement to acquire all rights of Sclavo to ZADAXIN in Italy, Spain and Portugal, including Sclavo’s marketing approval for ZADAXIN in Italy as an influenza vaccine adjuvant. The purchase price consisted of $297,000 in cash, 375,000 shares of the Company’s common stock, and warrants to purchase 375,000 shares of common stock at an exercise price of $4.125 per share, which warrants were exercised in January 2000.

      Pursuant to its 1994 license agreement with A1B, the Company obtained worldwide marketing, development and manufacturing rights to ZADAXIN, with the exception of Italy, Spain and Portugal. In April 1997, SciClone entered into an arrangement with A1B to administer the sublicense activities of the A1B licensee for Italy, Spain and Portugal. Under this 1997 agreement, the Company also acquired control of A1B’s patent portfolio for ZADAXIN. In December 1997, SciClone and A1B entered into an Asset Purchase Agreement pursuant to which the Company acquired A1B’s worldwide rights to

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ZADAXIN, which rights A1B licensed from Hoffmann-LaRoche, Inc. and F. Hoffmann-LaRoche AG, and eliminated the Company’s and its current and future sublicensees’ royalty obligations to A1B with respect to future sales of ZADAXIN. In July 1998, the Company and A1B closed the Asset Purchase Agreement. In accordance with the agreement, the Company issued to A1B 600,000 shares of common stock and loaned to A1B $210,000 in exchange for the assets described above.

      In connection with the foregoing transactions with Sclavo and A1B, the Company estimated the fair market value of the intangible assets purchased to be approximately $2,456,000 and wrote off the remaining $700,000 related to hepatitis C in-process technology.

      In August 1997 the Company entered into a ZADAXIN Patent License Agreement with The Fitzsimons Army Medical Center of the U.S. Army (the “U.S. Army”). The Company is obligated to pay the U.S. Army a minimum annual royalty and a royalty based on a percentage of ZADAXIN net sales revenue upon commercialization of ZADAXIN for treatment of chronic hepatitis C in certain countries, including the U.S., the European Union and Japan, but not including China.

      In October 1996, the Company entered into an agreement with Schering-Plough K.K., giving Schering-Plough K.K. exclusive marketing rights to ZADAXIN in Japan. Under the agreement, Schering-Plough K.K. initiated development of ZADAXIN as a monotherapy for the treatment of hepatitis B and hepatitis C. Initially, Schering-Plough K.K. managed the development process and the parties shared certain development expenses. In 2001, the Company exercised its right to participate directly in the development process and now manages the process through its wholly owned subsidiary, SciClone Japan K.K., using a Japanese clinical research organization, and Schering-Plough K.K. as a consultant. Schering-Plough K.K. continues to have exclusive marketing rights to ZADAXIN in Japan.

      In April 1996, the Company acquired an exclusive license to CPX, a synthetic compound, from the National Institutes of Health (“NIH”). The NIH developed CPX as a potential treatment for cystic fibrosis. Under this license agreement, the Company is obligated to pay the NIH a minimum annual royalty payment and, upon product approval, the NIH will receive a milestone payment in addition to royalties based on a percentage of CPX net sales revenue.

Note 6.     Income Taxes

      The domestic and foreign components of loss before income tax and net loss at December 31 are as follows:

	2002	2001	2000

Domestic	$(9,510,000)	$(4,445,000)	$(3,287,000)
Foreign	(527,000)	(1,787,000)	1,570,000

Loss before income tax expense	$(10,037,000)	$(6,232,000)	$(1,717,000)

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Significant components of the Company’s deferred tax assets at December 31 are as follows:

	2002	2001

Assets
Net operating loss carryforwards	$25,133,000	$21,158,000
R&D credit carryforwards	4,466,000	3,462,000
Note receivable written off for financial reporting	—	1,275,000
Other	1,121,000	1,553,000

Gross deferred tax assets	30,720,000	27,448,000
Valuation allowance	(30,720,000)	(27,448,000)

Total deferred tax assets	$—	$—

      The valuation allowance increased by approximately $3,272,000, $1,734,000 and $3,774,000 in the years ended December 31, 2002, 2001 and 2000, respectively. Deferred tax assets relating to carryforwards as of December 31, 2002 include approximately $6,401,000 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to shareholders’ equity. The Company did not have any deferred tax liabilities at December 31, 2002 or 2001.

      At December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of approximately $71,400,000 which expire in the years 2006 through 2022. The difference between the cumulative losses for financial reporting purposes and federal income tax purposes is primarily attributable to losses incurred by the Company’s foreign subsidiaries. At December 31, 2002, the Company has federal tax credit carryforwards of approximately $4,100,000, which expire in the years 2009 through 2022.

      Because of the “change in ownership” provisions of the Internal Revenue Code, a portion of the Company’s net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

      As a result of net operating losses and valuation allowances, the Company did not record any state income tax expense for the years ended December 31, 2002, 2001 and 2000.

Note 7.     Commitments and Contingencies

      Leases— The Company leases its main office facility under a non-cancelable operating lease agreement which expires in August 2007. The lease is for a period of seven years and requires the Company to pay insurance and taxes and its pro-rata share of operating expenses. The Company also leases various office facilities abroad under non-cancelable lease agreements, expiring in 2003 and 2005. Rental expense in 2002, 2001 and 2000 was $1,376,000, $1,296,000 and $498,000, respectively. Minimum future rental payments amount to $1,302,000 in 2003, $1,323,000 in 2004, $1,427,000 in 2005, $1,280,000 in 2006 and $930,000 in 2007.

      Royalties—Under the August 1997 ZADAXIN Patent License Agreement with the U.S. Army, the Company is obligated to pay the U.S. Army a minimum annual royalty and a royalty based on a percentage of ZADAXIN net sales revenue upon commercialization of ZADAXIN for treatment of chronic hepatitis C in certain countries including the U.S., the European Union and Japan, but not including China. During 2002, 2001 and 2000 the Company paid $20,000 per year related to the minimum annual royalty.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Under the April 1996 CPX license agreement with the NIH, the Company is obligated to pay the NIH a minimum annual royalty and, upon commercialization of CPX, the Company will be obligated to pay the NIH a royalty based on a percentage of CPX net sales revenue. During 2002, 2001 and 2000 the Company paid $45,000, $45,000, and $30,000, respectively, related to the minimum annual royalty.

      Convertible Notes Payable—In March 2001, the Company issued a $1,600,000 convertible note with an investment affiliate of UBS AG. The $1,600,000 note is convertible into 276,530 shares of common stock at a fixed conversion price of $5.7860 per share. The note accrues interest at a rate of 6% per year payable semi-annually and will mature in March 2006. The Company also received $354,000 for granting the investor the right to purchase, at any time up to the note’s maturity date, approximately $2,400,000 of convertible notes due March 2006. If issued, the notes will bear no interest (zero coupon) and will be convertible into 276,530 shares of common stock at a fixed conversion price of $8.5532 per share. The Company may elect in lieu of delivering convertible notes to deliver the respective number of shares of common stock.

      In December 2000, the Company issued a $4,000,000 convertible note with an investment affiliate of UBS AG. The $4,000,000 note is convertible into 407,610 shares of common stock at a fixed conversion price of $9.8133 per share. The note will accrue interest at a rate of 6% per year payable semi-annually and will mature in December 2005. The Company also received $900,000 for granting the investor the right to purchase, at any time up to the note’s maturity date, approximately $5,900,000 of convertible notes due December 2005. If issued, the notes will bear no interest (zero coupon) and will be convertible into 407,610 shares of common stock at a fixed conversion price of $14.5066 per share. The Company may elect in lieu of delivering convertible notes to deliver the respective number of shares of common stock.

Note 8.     Shareholders’ Equity

      Common Stock and Warrants—In June 2002, the Company completed a direct offering of common stock to institutional investors. The Company raised net proceeds of $9,914,000 from the offering of 4,088,460 shares of common stock at $2.60 per share.

      In March 2000, the Company licensed to Sigma-Tau exclusive development and marketing rights to ZADAXIN in Europe. In addition, the Company completed a $3,100,000 million private placement to Sigma-Tau consisting of 198,072 shares of common stock, five-year immediately exercisable warrants to purchase 200,000 shares of common stock at $15.67 per share and five-year immediately exercisable warrants to purchase 200,000 shares of common stock at $31.33 per share. Sigma-Tau has no registration rights with respect to the shares purchased. In January 2003, all of Sigma-Tau’s warrants were cancelled (see Note 11 — Subsequent Events).

      In January 2000, the Company completed a $6,100,000 private placement to Brown Simpson Asset Management which purchased 1,000,000 shares of common stock at a price of $6.00 per share and five-year immediately exercisable warrants to purchase 800,000 shares of common stock at an exercise price of $7.00 per share. As of December 31, 2002, none of these warrants had been exercised.

      In June 1998, the Company entered into an agreement with an institutional investor for an equity line that was cancelled in November 1999. As a commitment fee to the investor, the Company issued five-year warrants to purchase 300,000 shares of its common stock at an exercise price of $3.50 per share and five-year warrants to purchase 200,000 shares of its common stock at an exercise price of $5.53 per share. As of December 31, 2002, none of the foregoing warrants had been exercised.

      In connection with other equity offerings, the Company has granted additional five-year warrants to investors to purchase 100,000 shares of common stock at an exercise price of $5.67 per share. Of this amount, warrants to purchase 37,500 shares have been exercised for aggregate proceeds to the Company of

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $213,000. As of December 31, 2002, the remaining warrants to purchase 62,500 shares were outstanding.

      Stock Award Plans—In August 1991, the Board of Directors and shareholders of the Company approved the 1991 Stock Plan (the “1991 Plan”) and reserved 1,300,000 shares for issuance thereunder. In May 1993, the Board of Directors and shareholders of the Company approved a 2,150,000 increase in the shares reserved under the 1991 Plan. The 1991 Plan permits the award of incentive or nonqualified stock options and shares of common stock under restricted stock purchase agreements. In January 1992, the Board of Directors and shareholders of the Company approved the 1992 Stock Plan (the “1992 Plan”) and reserved 240,000 shares for issuance thereunder. The 1992 Plan permits the award of incentive or nonqualified stock options which must be exercised in cash. In June 1995, the Board of Directors and the shareholders of the Company approved the 1995 Equity Incentive Plan (the “1995 Plan”) and reserved 1,250,000 shares for issuance thereunder. The 1995 Plan permits the award of incentive or nonqualified stock options and shares of common stock under restricted stock awards. In May 1997, the Board of Directors and shareholders of the Company approved a 750,000 increase in the shares reserved under the 1995 Plan. In June 1998, June 2000 and June 2002 the Board of Directors and shareholders of the Company approved increases of 1,500,000, 1,250,000 and 1,350,000, respectively, in the shares reserved under the 1995 Plan.

      Under the 1991, 1992 and 1995 Plans, options are exercisable upon conditions determined by the Board of Directors and expire ten years from the date of grant. Options are generally granted at fair market value on the date of grant and vest over time, generally four years.

      In June 1995, the Board of Directors and the shareholders of the Company approved the Nonemployee Director Stock Option Plan (the “Nonemployee Director Plan”) and reserved 250,000 shares for issuance thereunder. The Nonemployee Director Plan automatically grants nonqualified stock options to nonemployee directors upon their appointment or first election to the Company’s Board of Directors (“Initial Grant”) and annually upon their reelection to the Board of Directors at the Company’s Annual Meeting of Shareholders (“Annual Grant”). The options are granted at fair market value on the date of grant. Initial Grants vest annually over a period of three years. Annual Grants vest monthly over a period of one year. In June 2000 and June 2002 the Board of Directors and shareholders of the Company approved 250,000 increases in the shares reserved for issuance under the Nonemployee Director Plan. In May 2002, the shareholders of the Company approved to increase the Annual Grant from 10,000 shares to 20,000 shares.

      In July 1996, the Board of Directors and shareholders of the Company approved the 1996 Employee Stock Purchase Plan (the “ESPP”) and reserved 500,000 shares for issuance thereunder. All full-time employees are eligible to participate in the ESPP. Under the terms of the ESPP, employees can choose to have up to 15% of their salary withheld to purchase the Company’s common stock. The purchase price of the stock is 85% of the lower of the fair market value as of the first and last trading day of each quarterly participation period. Under the ESPP, the Company sold 67,160, 33,009 and 144,505 shares to employees in 2002, 2001 and 2000, respectively.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes the stock option activity under the 1991, 1992 and 1995 Plans and the Nonemployee Director Plan:

	Options Outstanding

			Weighted
	Shares	Number	Average
	Available For	of	Exercise
	Grant	Shares	Price

Balance at December 31, 1999	1,253,856	4,561,817	$3.34
1995 Plan shares reserved	1,250,000	—	—
Nonemployee Director Plan shares reserved	250,000	—	—
Options canceled	56,366	(56,366)	1.43
Options granted	(931,250)	931,250	10.46
Options exercised	—	(1,010,624)	2.48

Balance at December 31, 2000	1,878,972	4,426,077	5.00
Options canceled	214,415	(214,415)	7.27
Options granted	(946,800)	946,800	3.98
Options exercised	—	(231,605)	1.83
Plan shares expired	(120,718)	—	—

Balance at December 31, 2001	1,025,869	4,926,857	4.86
1995 Plan shares reserved	1,350,000	—	—
Nonemployee Director Plan shares reserved	250,000	—	—
Options canceled	349,979	(349,979)	6.67
Options granted	(795,500)	795,500	4.13
Options exercised	—	(274,896)	1.87
Plan shares expired	(126,542)	—	—

Balance at December 31, 2002	2,053,806	5,097,482	$4.76

      The following table summarizes information concerning outstanding and exercisable options as of December 31, 2002:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$1.22 - $1.59	968,082	6.35	$1.38	962,344	$1.38
$1.75 - $3.68	1,236,720	7.14	3.13	813,141	2.87
$3.69 - $4.50	916,021	8.35	4.21	268,523	4.20
$4.60 - $5.50	874,834	4.27	5.27	806,417	5.32
$5.88 - $10.75	1,020,825	6.20	9.40	745,717	8.99
$12.50	81,000	.87	12.50	81,000	12.50

	5,097,482	6.43	4.76	3,677,142	4.57

      401k Plan—The Company has a pre-tax savings plan covering substantially all U.S. employees, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may contribute a portion of their pre-tax salary, subject to certain limitations. The Company contributes and

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

matches 50% of the employee contributions, up to 15% of an employee’s salary. Company contributions, which can be terminated at the Company’s discretion, were approximately $83,000, $73,000 and $58,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Reserved Shares—As of December 31, 2002, the Company had reserved shares of common stock for future issuance as follows, excluding warrants to purchase 400,000 shares held by Sigma-Tau that were cancelled in January 2003 (see Note 11 — Subsequent Events):

Options outstanding	5,097,482
Warrants outstanding	1,970,500
Convertible notes payable	1,368,280
ESPP	135,443

8,571,705

Note 9.     Significant Geographic Information

      The Company operates in one business segment, the development and commercialization of specialist-oriented proprietary drugs for the treatment of chronic and life threatening diseases. Currently, the Company’s principal focus has been the development and commercialization of ZADAXIN, the only product that the Company sells.

      The Chief Executive Officer has been identified as the Chief Operating Decision Maker (“CODM”) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about the individual components of the business segment.

      The Company’s domestic operations primarily consist of product development. The Company’s wholly owned international subsidiary, SciClone Pharmaceuticals International Ltd., is based in Hong Kong and is engaged in sales and marketing and product distribution worldwide.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Information regarding geographic areas is as follows:

		Contract
	Product Sales	Revenue	Long
	for the Year	for the Year	Lived
	Ended	Ended	Assets	Net Assets
	December 31,	December 31,	December 31,	December 31,

2002:
U.S.	$—	$—	$624,000	$9,417,000
China	15,073,000	—	99,000	13,728,000
Other	2,028,000	671,000	234,000	209,000

Total	$17,101,000	$671,000	$957,000	$23,354,000

2001:
U.S.	$—	$—	$945,000	$8,407,000
China	12,325,000	—	137,000	13,968,000
Other	1,506,000	—	362,000	399,000

Total	$13,831,000	$—	$1,444,000	$22,774,000

2000:
U.S.	$—	$—	$1,157,000	$17,063,000
China	13,174,000	—	144,000	10,973,000
Other	2,183,000	—	495,000	41,000

Total	$15,357,000	$—	$1,796,000	$28,077,000

      Two customers accounted for 10% or more of total revenues (41% and 27%) for the year ended December 31, 2002. Two customers accounted for 10% or more of total revenues (46% and 29%) for the year ended December 31, 2001. Two customers accounted for 10% or more of total revenues (63% and 16%) for the year ended December 31, 2000. No other customer accounted for more than 10% of revenues during these years.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.     Selected Quarterly Financial Data (Unaudited)

	Three Months Ended

	March 31	June 30	September 30	December 31

2002:
Product sales	$3,948,000	$4,048,000	$4,298,000	$4,807,000
Contract revenue	—	223,000	224,000	224,000
Cost of product sales	792,000	815,000	918,000	962,000
Gross margin	3,156,000	3,457,000	3,604,000	4,068,000
Net loss	(2,403,000)	(3,345,000)	(1,672,000)	(2,617,000)
Basic and diluted net loss per share	(0.07)	(0.10)	(0.05)	(0.07)
2001:
Product sales	3,113,000	3,250,000	3,580,000	3,888,000
Cost of product sales	598,000	636,000	714,000	794,000
Gross margin	2,515,000	2,614,000	2,866,000	3,094,000
Income from payment on notes receivable from former officer	—	—	3,497,000	—
Net loss	(2,125,000)	(2,219,000)	(173,000)	(1,715,000)
Basic and diluted net loss per share	(0.07)	(0.07)	(0.01)	(0.05)

Note 11.     Subsequent Events

      In January 2003, SciClone completed a direct placement to affiliates of Sigma-Tau, in reliance upon Regulation D of the Securities Act of 1933, as amended. The affiliates purchased 504,938 shares of the Company’s common stock at $3.5648 per share. The shares issued were restricted securities, and Sigma-Tau and its affiliates are not permitted to sell any of the shares purchased in this private placement until January 24, 2004. Prior to this transaction, warrants held by Sigma-Tau to purchase 400,000 shares of SciClone’s common stock were cancelled.

SCICLONE PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(Unaudited)
		(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$25,363,000	$20,233,000
Restricted short-term investments	685,000	685,000
Other short-term investments	324,000	232,000
Accounts receivable, net of allowance of $638,000 in 2003 and 2002	11,923,000	9,276,000
Inventories	2,936,000	3,431,000
Prepaid expenses and other current assets	2,358,000	2,297,000

Total current assets	43,589,000	36,154,000
Property and equipment, net	90,000	111,000
Intangible assets, net	647,000	682,000
Other assets	148,000	164,000

Total assets	$44,474,000	$37,111,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,213,000	$3,150,000
Accrued compensation and employee benefits	839,000	1,089,000
Accrued clinical trials expense	739,000	966,000
Accrued professional fees	546,000	679,000
Deferred revenue	895,000	895,000
Other accrued expenses	224,000	259,000

Total current liabilities	7,456,000	7,038,000
Deferred revenue	671,000	1,119,000
Convertible notes payable	5,600,000	5,600,000
Commitments and contingencies
Shareholders’ equity:
Common stock, no par value; 75,000,000 shares authorized; 38,257,025 and 36,904,916 shares issued and outstanding at June 30, 2003 and December 31, 2002, respectively	161,334,000	156,290,000
Accumulated other comprehensive income	167,000	79,000
Accumulated deficit	(130,754,000)	(133,015,000)

Total shareholders’ equity	30,747,000	23,354,000

Total liabilities and shareholders’ equity	$44,474,000	$37,111,000

See notes to condensed consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

	(Unaudited)
Product sales	$16,207,000	$4,048,000	$21,207,000	$7,996,000
Contract revenue	224,000	224,000	448,000	224,000

Total revenue	16,431,000	4,272,000	21,655,000	8,220,000
Cost of product sales	2,931,000	815,000	3,947,000	1,607,000

Gross margin	13,500,000	3,457,000	17,708,000	6,613,000
Operating expenses:
Research and development	4,308,000	3,771,000	8,091,000	6,297,000
Sales and marketing	3,025,000	2,066,000	5,254,000	4,074,000
General and administrative	1,035,000	955,000	2,047,000	1,947,000

Total operating expenses	8,368,000	6,792,000	15,392,000	12,318,000

Income (loss) from operations	5,132,000	(3,335,000)	2,316,000	(5,705,000)
Interest and investment income	43,000	76,000	96,000	152,000
Interest and investment expense	(90,000)	(90,000)	(181,000)	(180,000)
Other income (expense), net	39,000	4,000	31,000	(15,000)

Net income (loss)	$5,124,000	$(3,345,000)	$2,262,000	$(5,748,000)

Earnings per share:
Basic net income (loss) per share	$0.14	$(0.10)	$0.06	$(0.17)

Diluted net income (loss) per share	$0.13	$(0.10)	$0.06	$(0.17)

Weighted average shares used in computing:
Basic net income (loss) per share	37,672,876	33,595,568	37,497,477	33,092,358

Diluted net income (loss) per share	40,490,411	33,595,568	39,338,964	33,092,358

See notes to condensed consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,

	2003	2002

	(Unaudited)

Operating activities:
Net income (loss)	$2,262,000	$(5,748,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	90,000	292,000
Changes in operating assets and liabilities:
Accounts receivable	(2,647,000)	(867,000)
Inventories	495,000	164,000
Prepaid expenses and other current assets	(59,000)	777,000
Accounts payable and other accrued expenses	1,027,000	(151,000)
Accrued compensation and employee benefits	(250,000)	(298,000)
Accrued clinical trials expense	(226,000)	817,000
Accrued professional fees	(132,000)	(18,000)
Deferred revenue	(448,000)	2,461,000

Net cash provided by (used in) operating activities	112,000	(2,571,000)

Investing activities:
Purchase of property and equipment	(20,000)	(43,000)
Payment on purchase of marketable securities	(4,000)	(7,000)

Net cash used in investing activities	(24,000)	(50,000)

Financing activities:
Proceeds from issuance of common stock, net of financing costs	5,042,000	10,524,000

Net cash provided by financing activities	5,042,000	10,524,000

Net increase in cash and cash equivalents	5,130,000	7,903,000
Cash and cash equivalents, beginning of period	20,233,000	15,518,000

Cash and cash equivalents, end of period	$25,363,000	$23,421,000

See notes to condensed consolidated financial statements.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles consistent with those applied in, and should be read in conjunction with, the audited financial statements for the year ended December 31, 2002 included in the Company’s Form 10-K as filed with the Securities and Exchange Commission. The interim financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented and are not necessarily indicative of results for subsequent interim periods or for the full year. The condensed consolidated balance sheet data at December 31, 2002 is derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.     Significant Accounting Policies

      Revenue Recognition—The Company recognizes revenue from product sales at the time of shipment. There are no significant customer acceptance requirements or post shipment obligations on the part of the Company. Sales to importing agents or distributors are recognized at time of shipment when title to the product is transferred to them, and they do not have contractual rights of return except under limited terms regarding product quality. However, the Company will replace products that have expired or are deemed to be damaged or defective when delivered. Payments by the importing agents and distributors are not contingent upon sale to the end user by the importing agents or distributors.

      Contract revenue for research and development is recorded as earned based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

      Revenue associated with substantive performance milestones is recognized based on the achievement of the milestones, as defined in the respective agreements and provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no future performance obligations associated with the milestone payment.

      Net Income (Loss) Per Share—Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share includes any dilutive impact from convertible debt, stock options and warrants outstanding using the treasury stock method.

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following is a reconciliation of the numerator and denominator used in basic and diluted income (loss) per share computations for the three-month and six-month periods in 2003 and 2002, respectively:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Numerator:
Net income (loss)	$5,124,000	$(3,345,000)	$2,262,000	$(5,748,000)
Effect of dilutive securities:
Interest on convertible note	24,000	—	—	—

Net income (loss) used for diluted income (loss) per share	$5,148,000	$(3,345,000)	$2,262,000	$(5,748,000)

Denominator:
Weighted-average shares outstanding used for basic income (loss) per share	37,672,876	33,595,568	37,497,477	33,092,358
Effect of dilutive securities:
Stock options	2,241,170	—	1,637,493	—
Warrants	299,835	—	203,994	—
Convertible note	276,530	—	—	—

Weighted-average shares and dilutive stock options used for diluted income (loss) per share	40,490,411	33,595,568	39,338,964	33,092,358

      Accounting for Stock-based Compensation—The Company accounts for its stock option and employee stock purchase plans under the provisions of Accounting Principles Board Opinion 25 (“APB 25”) and related Interpretations. Accordingly, the Company does not recognize compensation expense in accounting for its stock option and employee stock purchase plans for awards to employees and directors granted with exercise prices at fair market value.

      Pro forma information regarding net income (loss) and net income (loss) per share is required by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) and has been determined as if the Company had accounted for its stock awards under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three month and six month periods ended June 30, 2003 and the corresponding period in 2002: risk-free interest rates of 2.00%; dividend yield of 0%; volatility factors of the expected market price of the Company’s common stock of 0.95, respectively, and a weighted average expected life of the option of 4.00 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock awards have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in the Company’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock purchases.

      The following table illustrates the Company’s pro forma net income (loss) and net income (loss) per share, had compensation expense for the Company’s option and employee purchase plans been determined

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on the fair value at the grant date consistent with the provisions of SFAS 123, as amended by SFAS 148:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Net income (loss)—as reported	$5,124,000	$(3,345,000)	$2,262,000	$(5,748,000)
Total stock-based employee compensation expense determined under the fair value based method for all awards	(731,000)	(591,000)	(1,300,000)	(1,116,000)

Net income (loss)—pro forma	$4,393,000	$(3,936,000)	$962,000	$(6,864,000)

Basic net income (loss) per share—as reported	$0.14	$(0.10)	$0.06	$(0.17)

Diluted net income (loss) per share—as reported	$0.13	$(0.10)	$0.06	$(0.17)

Basic net income (loss) per share—pro forma	$0.12	$(0.12)	$0.03	$(0.21)

Diluted net income (loss) per share—pro forma	$0.11	$(0.12)	$0.03	$(0.21)

      The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years due to the different number of options granted each year.

3.     Comprehensive Income (Loss)

      For the three-month periods ended June 30, 2003 and 2002, the Company’s total comprehensive income (loss) amounted to $5,233,000 and $(3,359,000), respectively. For the six-month periods ended June 30, 2003 and 2002, the Company’s total comprehensive income (loss) amounted to $2,350,000 and $(5,724,000), respectively.

4.     Available-For-Sale Securities

      The following is a summary of available-for-sale securities at June 30, 2003 and December 31, 2002:

		Gross	Estimated
	Amortized	unrealized	fair
	cost	gains	value

June 30, 2003:
Certificate of deposit	$791,000	$—	$791,000
U.S. government obligations	10,685,000	—	10,685,000
Corporate equity securities	51,000	167,000	218,000

	$11,527,000	$167,000	$11,694,000

December 31, 2002:
Certificate of deposit	$787,000	$—	$787,000
U.S. government obligations	13,723,000	—	13,723,000
Corporate equity securities	51,000	79,000	130,000

	$14,561,000	$79,000	$14,640,000

      As of June 30, 2003, the available-for-sale securities are included as follows: $10,685,000 in cash and cash equivalents; $685,000 in restricted short-term investments and $324,000 in other short-term

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments. As of December 31, 2002, the available-for-sale securities are included as follows: $13,723,000 in cash and cash equivalents; $685,000 in restricted short-term investments and $232,000 in other short-term investments.

5.     Inventories

      The following is a summary of inventories at June 30, 2003 and December 31, 2002:

	June 30,	December 31,
	2003	2002

Raw materials	$1,662,000	$2,190,000
Work in progress	197,000	159,000
Finished goods	1,077,000	1,082,000

	$2,936,000	$3,431,000

6.     Intangible Assets

      The following is a summary of intangible assets:

	June 30,	December 31,
	2003	2002

Product rights	$2,456,000	$2,456,000
Accumulated amortization	(1,809,000)	(1,774,000)

	$647,000	$682,000

      Acquired ZADAXIN product rights are being amortized on a straight-line basis beginning in September 1998. Amortization expense for the three-month and six-month periods ended June 30, 2003 was $17,500 and $35,000, respectively. Amortization expense for the three-month and six-month periods ended June 30, 2002 was $102,000 and $204,000, respectively. Amortization expense in 2002 was based on an estimated useful life of six years. For the years ending December 31, 2003 through 2012, annual amortization expense is expected to be $70,000. The Company reassessed the estimated useful life of the assets as of January 1, 2003 to be an additional eight years through 2012. Based upon the progress in the ZADAXIN clinical trials and the Company’s actual experience of product sales, the Company assessed that the acquired product rights will be useful to the Company through 2012 when the European patent for the use of ZADAXIN in the treatment of hepatitis C expires. The Company’s policy is to identify and record impairment losses, as circumstances dictate, on intangible product rights when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company reassesses the useful life of these assets in accordance with current facts and circumstances.

7.     Minimum Purchase Requirements

      The Company does not have any minimum purchase requirements under its contract manufacturing supply agreements for ZADAXIN and CPX.

8.     Deferred Revenue

      In January 2002, the Company received $2,685,000 from its European partner, Sigma-Tau under the terms of its collaborative agreement announced in late December 2001. This receipt has been recorded as deferred revenue and is being recognized as contract revenue over the course of the ZADAXIN

SCICLONE PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hepatitis C U.S. clinical program beginning in April 2002 and the period of sharing the clinical data from this program with Sigma-Tau, the substantive performance requirements under the contract. For the three-month and six-month periods ended June 30, 2003, the Company recognized $224,000 and $448,000 as contract revenue.

9.     Shareholders’ Equity

      In January 2003, the Company completed a $1,800,000 direct placement to affiliates of Sigma-Tau less $13,000 in financing-related costs. The affiliates purchased 504,938 shares of the Company’s common stock at $3.5648 per share. The shares issued were restricted securities, and Sigma-Tau and its affiliates are not permitted to sell any of the shares purchased in this private placement until January 24, 2004.

      During the quarter ended June 30, 2003, the Company received approximately $2,513,000 from the exercise of outstanding warrants to purchase 562,500 shares of common stock by institutional investors.

10.     Subsequent Event

      On July 28, 2003, the Company announced the reincorporation from the State of California to the State of Delaware had been completed. In connection with the reincorporation, the Company terminated its shareholder rights agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq National Market fee for listing additional shares.

SEC registration fee	$4,433
NASD filing fee	5,979
The Nasdaq National Market fee	22,500
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	$750,000

*	To be supplied by amendment.

Item 15.     Indemnification of Directors and Officers

      (a) As permitted by Delaware law, our certificate of incorporation eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability (i) for any breach of a director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which a director derived an improper personal benefit.

      (b) Our bylaws provide that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person was or is our director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law.

      (c) We maintain liability insurance for the benefit of our officers and directors.

      (d) Our bylaws give us the ability to enter into indemnification agreements with any of our directors, officers, employees or agents. We have entered into indemnification agreements that comply with California law with certain of our officers and directors and intend to, and are in the process of, entering into new indemnification agreements that are in compliance with Delaware law with each of our directors and executive officers. Such indemnification agreements will provide for the indemnification of our directors and executive officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16.     Exhibits

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.**
5.1	Opinion of Gray Cary Ware & Freidenrich LLP.**
23.1	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).**
23.2	Consent of Independent Auditors, Ernst & Young LLP.
24.1	Power of Attorney (included on the signature page to this Registration Statement—see page II-3).

**	To be filed by amendment.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 31st day of July, 2003.

SCICLONE PHARMACEUTICALS, INC.

By:	/s/ DONALD R. SELLERS

Donald R. Sellers
Chief Executive Officer and President

POWER OF ATTORNEY

      We, the undersigned directors and officers of SciClone Pharmaceuticals, Inc., do hereby constitute and appoint Donald R. Sellers and Richard A. Waldron, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable SciClone Pharmaceuticals, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DONALD R. SELLERS Donald R. Sellers	Director, Chief Executive Officer and President (principal executive officer)	July 31, 2003
/s/ RICHARD A. WALDRON Richard A. Waldron	Chief Financial Officer (principal financial and accounting officer)	July 31, 2003
/s/ JERE E. GOYAN, PH.D. Jere E. Goyan, Ph.D.	Chairman of the Board	July 31, 2003
/s/ JOHN D. BAXTER, M.D. John D. Baxter, M.D.	Director	July 31, 2003
/s/ EDWIN C. CADMAN, M.D. Edwin C. Cadman, M.D.	Director	July 31, 2003
/s/ ROLF H. HENEL Rolf H. Henel	Director	July 31, 2003
/s/ JON S. SAXE Jon S. Saxe	Director	July 31, 2003
/s/ DEAN S. WOODMAN Dean S. Woodman	Director	July 31, 2003

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.**
5.1	Opinion of Gray Cary Ware & Freidenrich LLP.**
23.1	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).**
23.2	Consent of Independent Auditors, Ernst & Young LLP.
24.1	Power of Attorney (included on the signature page to this Registration Statement—see page II-3).

**	To be filed by amendment.